

Arthur J. Gallagher & Co.

PROXY STATEMENT

Annual Meeting of Stockholders

May 17, 2016
8:30 AM EDT

Table of Contents

	Page
Proxy Statement	1
Questions and Answers about the Proxy Materials and Annual Meeting	1
Board of Directors	4
Corporate Governance	7
Compensation Committee Report	10
Compensation Discussion and Analysis	10
Executive Summary	10
Our Compensation Program	11
Compensation Decision-Making Process	13
Comparative Market Assessment	14
2015 Decisions – By Compensation Element	15
Tax Considerations	21
Executive Compensation Tables	22
Director Compensation	30
Certain Relationships and Related Party Transactions	31
Security Ownership by Certain Beneficial Owners and Management	32
Equity Compensation Plan Information	33
Audit Committee Report	35
Proposals Requiring a Stockholder Vote	36
Item 1: Election of Directors	36
Item 2: Ratification of Appointment of Independent Auditor	36
Item 3: Advisory Vote on the Compensation of our Named Executive Officers	37
EXHIBIT A: Reconciliation of Non-GAAP Measures	A-1

ARTHUR J. GALLAGHER & CO.
The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143-3141



March 31, 2016

Dear Stockholder:

Our Annual Meeting will be held on Tuesday, May 17, 2016, at 8:30 AM EDT, at Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, Canada.

The Notice of Annual Meeting and Proxy Statement accompanying this letter describe the business requiring stockholder action at the meeting. Following the meeting, I will present information on our business and our directors and officers will be available to answer your questions.

Whether or not you plan to attend, please vote your shares by completing a proxy card or by using the toll-free telephone number or Internet voting options described on the proxy card. I also encourage beneficial owners to follow the instructions provided by your broker regarding how to vote. Record holders, and beneficial owners holding a legal proxy from their broker, may revoke previously submitted proxies and vote in person at the meeting.

Cordially,

J. PATRICK GALLAGHER, JR.
Chairman of the Board



Arthur J. Gallagher & Co.

Notice of Annual Meeting of Stockholders

To the Stockholders of

ARTHUR J. GALLAGHER & CO.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Arthur J. Gallagher & Co. will be held on Tuesday, May 17, 2016, at 8:30 AM EDT, at Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, Canada, for the purposes outlined below:

Date:	May 17, 2016
Time:	8:30 AM EDT
Place:	Bay Adelaide Centre 333 Bay Street Toronto, Ontario, Canada
Record date:	Stockholders of record at the close of business on March 23, 2016 are entitled to notice of and to vote at the Annual Meeting.
Items of business:	• To elect each of the ten nominees named in the accompanying Proxy Statement as directors to hold office until our 2017 Annual Meeting. • To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016. • To approve, on an advisory basis, the compensation of our named executive officers. • To transact such other business that properly comes before the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 17, 2016: We are making this Notice of Annual Meeting, this Proxy Statement and our 2015 Annual Report available on the Internet at www.materials.proxyvote.com/363576 and mailing copies of these Proxy Materials to certain stockholders on or about March 31, 2016. Stockholders of record at the close of business on March 23, 2016 are entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors

Walter D. Bay

WALTER D. BAY
SECRETARY

DATED: March 31, 2016

ARTHUR J. GALLAGHER & CO.
The Gallagher Centre
Two Pierce Place
Itasca, Illinois 60143-3141

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND ANNUAL MEETING

Why are these proxy materials being provided to stockholders?

We are soliciting proxies to be voted at our 2016 Annual Meeting of Stockholders, and at any adjournment or postponement of the Annual Meeting. In connection with this solicitation of proxies, we have made the Notice of Annual Meeting of Stockholders, Proxy Statement and Annual Report available to you on the Internet or, upon your request, delivered printed versions of these materials to you by mail. We refer to these materials collectively as our proxy materials. Basic information regarding the Annual Meeting is set forth below:

Purpose:	Annual Meeting of Stockholders
Date and Time:	May 17, 2016, 8:30 AM EDT
Place:	Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, Canada
Record Date:	March 23, 2016
Mailing Date:	The Notice of Internet Availability of Proxy Materials (Internet Availability Notice) was first mailed to stockholders of record, and these proxy materials were first made available to stockholders on the Internet, on or about March 31, 2016.
Attending the Annual Meeting:	Stockholders who wish to attend the Annual Meeting in person should bring a driver's license, passport or other form of government-issued identification to verify their identities. In addition, if you hold your shares through a broker, you will need to bring either (1) a letter from your broker stating that you held Gallagher shares as of the record date, or (2) a copy of the notice of Annual Meeting document you received in the mail.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the proposals outlined in this proxy statement, including the election of directors, ratification of our independent registered public accounting firm, and approval of the advisory "say-on-pay" resolution. In addition, there will be a presentation by our Chairman and CEO and an opportunity for you to ask questions of the Board of Directors and our senior management team.

Set forth below is the applicable voting standard, the treatment of abstentions and "broker non-votes," and the Board's voting recommendation for each item on the proxy card.

VOTING ITEM	VOTING STANDARD	TREATMENT OF ABSTENTIONS & BROKER NON-VOTES	BOARD RECOMMENDATION
Election of directors (Item 1)	Majority of votes cast	Not counted as votes cast and therefore no effect	**For**
Auditor ratification (Item 2)	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes not applicable (routine matter, so brokers can vote)	**For**
Say-on-pay (Item 3)	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes have no effect	**For**

What are broker non-votes?

If you are the beneficial owner of shares held in the name of a broker, trustee or other nominee and do not provide that broker, trustee or other nominee with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Under the rules of the New York Stock Exchange, brokers, trustees or other nominees may generally vote on routine matters but cannot vote on non-routine matters. Only Item 2 (auditor ratification) is considered a routine matter. The other proposals are not considered routine matters, and without your instructions, your broker cannot vote your shares.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you vote by proxy card or voting instruction card and sign the card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, and FOR the approval of the compensation of our named executive officers).

What is the quorum requirement for holding the Annual Meeting?

The holders of a majority of the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or deemed to be present or represented by proxy, shall constitute a quorum for purposes of any Annual Meeting of Stockholders. Broker non-votes and abstentions are counted for purposes of determining the presence of a quorum at this Annual Meeting. If a quorum is not present at the scheduled time of the Annual Meeting, the stockholders entitled to vote thereat, present in person, deemed to be present or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present, deemed to be present or represented.

Will any matters other than those identified in this proxy statement be decided at the Annual Meeting?

As of the date of this proxy statement, we are not aware of any matters to be raised at the Annual Meeting other than those described in this proxy statement. If any other matters are properly presented at the Annual Meeting for consideration, the people named as proxy holders on the proxy card will vote your proxy on those matters in their discretion. If any of our nominees are not available as a candidate for director, the proxy holders will vote your proxy for any other candidate the Board may nominate.

Who can vote, and how do I vote?

Only holders of our common stock at the close of business on the record date of March 23, 2016 are entitled to notice of and to vote at the Annual Meeting. We have no other outstanding securities entitled to vote, and there are no cumulative voting rights for the election of directors. At the close of business on the record date, we had 177,116,721 shares of common stock outstanding and entitled to vote. Each holder of our common stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting. "Record holders" may vote (1) by completing and returning a proxy card, (2) on the Internet, or (3) using a toll-free telephone number. Please see the proxy card for specific instructions on how to vote using one of these methods. The telephone and Internet voting facilities for record holders will close at 11:59 p.m. Eastern Daylight Time on May 16, 2016. "Beneficial owners" will receive instructions from their broker or other intermediary describing the procedures and options for voting.

What is the difference between a "record holder" and a "beneficial owner"?

If your shares are registered directly in your name, you are considered the "record holder" of those shares. If, on the other hand, your shares are held in a brokerage account or by a bank or other intermediary, you are considered the "beneficial owner" of shares held in street name, and an Internet Availability Notice was forwarded to you automatically from your broker or other intermediary. As a beneficial owner, you have the right to instruct your broker or other intermediary to vote your shares in accordance with your wishes. You are also invited to attend the Annual Meeting. Because a beneficial owner is not the record holder, you may not vote your shares in person at the meeting unless you obtain a "legal proxy" from your broker or other intermediary. Your broker or other intermediary has provided you with an explanation of how to instruct it regarding the voting of your shares. If you do not provide your broker or other intermediary with voting instructions, your broker or other intermediary will not be allowed to vote your shares at the Annual Meeting for any matter other than ratification of the appointment of our independent auditor.

What is "householding"?

Householding is a procedure approved by the Securities and Exchange Commission (SEC) whereby multiple stockholders of record who share the same last name and address will receive only one Internet Availability Notice or one set of proxy materials. Each stockholder of record will continue to receive a separate proxy card. We have undertaken householding to reduce printing costs and postage fees. A stockholder must affirmatively "opt in" for householding to be effective. Record holders who wish to begin or discontinue householding may contact Broadridge Investor Communication Solutions, Inc. (Broadridge) by calling 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Broadridge will undertake the necessary steps to continue or discontinue householding upon such request of a record holder. Beneficial owners who wish to begin or discontinue householding should contact their broker or other intermediary.

What should I do if I receive more than one Notice of Internet Availability or proxy card?

If you own some shares of common stock directly as a record holder and other shares indirectly as a beneficial owner, or if you own shares of common stock through more than one broker or other intermediary, you may receive multiple Internet Availability

Notices or, if you request proxy materials to be delivered to you by mail, you may receive multiple proxy cards. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the Internet Availability Notices you receive in order to vote all of the shares you own. If you request proxy materials to be delivered to you by mail, each proxy card you receive will come with its own prepaid return envelope. If you vote by mail, please make sure you return each proxy card in the return envelope that accompanied the proxy card.

May I change my vote after I return my proxy?

Yes. Even after you have submitted your proxy, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary, at The Gallagher Centre, Two Pierce Place, Itasca, Illinois, 60143-3141, a written notice of revocation or a duly executed proxy bearing a later date, by otherwise casting a later dated proxy via the Internet or telephone, or by voting in person at the Annual Meeting. Beneficial owners must have a "legal proxy" from their broker to vote in person at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Who will pay the costs of soliciting these proxies?

We will pay the costs of soliciting proxies to be voted at the Annual Meeting. After the Internet Availability Notices are initially distributed, we and our agents may also solicit proxies by mail, electronic mail, telephone or in person. We will also reimburse brokers and other intermediaries for their expenses in sending Internet Availability Notices to beneficial owners.

What is the deadline for submitting a stockholder proposal to be included in the 2017 proxy statement?

The deadline for submitting a proposal to be included in our proxy statement and proxy card for the 2017 Annual Meeting is December 1, 2016. Such proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the Exchange Act), regarding stockholder proposals to be included in company-sponsored proxy materials. Proposals should be addressed to our Secretary at Arthur J. Gallagher & Co., The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143-3141.

How do I submit a proposal regarding a director nomination or other item of business to be presented directly at the 2017 Annual Meeting?

Under our bylaws, notice of any matter that is not submitted to be included in our proxy statement and proxy card for the 2017 Annual Meeting, but that a stockholder instead wishes to present directly at the Annual Meeting, including director nominations and other items of business, must be delivered to our Secretary, at Arthur J. Gallagher & Co., The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143-3141, not later than the close of business on February 16, 2017 and not earlier than the close of business on January 17, 2017. For these purposes, "close of business" means 5:00 pm CST. We will not entertain any nominations or other items of business at the Annual Meeting that do not meet the requirements in our bylaws. If we do not receive notice of a matter by February 16, 2017, SEC rules permit the people named as proxy holders on the proxy card to vote proxies in their discretion when and if the matter is raised at the Annual Meeting. Any stockholder proposal relating to a director nomination should set forth all information relating to such person required to be disclosed in solicitations of proxies for contested director elections under Regulation 14A of the Exchange Act, including, among other things, the particular experience, qualifications, attributes or skills of the nominee that, in light of our business and structure, led to the stockholder's conclusion that the nominee should serve on the Board. The proposal should also include the director nominee's written consent to be named in our proxy statement as a nominee and to serve as a director if elected. Stockholders are also advised to review our bylaws, which contain additional requirements regarding the information to be included in the advance notices of stockholder proposals and director nominations.

How do I submit a proposed director nominee to the Board for consideration?

Any stockholder who wishes to propose director nominees for consideration by the Board's Nominating/Governance Committee, but does not wish to present such proposal at an annual meeting, may do so at any time by directing a description of each nominee's name and qualifications for Board membership to the Chair of the Nominating/Governance Committee, c/o our Secretary at Arthur J. Gallagher & Co., The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143-3141. The recommendation should contain all of the information regarding the nominee described in the question and answer above and in our bylaws relating to director nominations brought before the Annual Meeting. The Nominating/Governance Committee evaluates nominee proposals submitted by stockholders in the same manner in which it evaluates other nominees.

Where can I find the voting results of the Annual Meeting?

An automated system administered by Broadridge will tabulate the votes. Voting results will be reported in a Current Report on Form 8-K that we will file with the SEC within four business days following the Annual Meeting.

BOARD OF DIRECTORS

Set forth below is a description of the background of each member of our Board of Directors standing for election at the Annual Meeting, including public and investment company directorships each member currently holds or held during the past five years and the experience, qualifications, attributes or skills that led the Board to conclude that each such individual should be elected to serve as one of our directors at the Annual Meeting. Our Chairman of the Board, J. Patrick Gallagher, Jr., is the brother of Thomas J. Gallagher, one of our executive officers.

SHERRY S. BARRAT
MEMBER OF THE BOARD SINCE 2013

Sherry S. Barrat, 66, currently serves on the Compensation Committee. Ms. Barrat retired in 2012 as Vice Chairman of Northern Trust Corporation, a global financial holding company headquartered in Chicago, Illinois. She assumed the role of Vice Chairman in March 2011. From 2006 to 2011, Ms. Barrat served as Global President of Northern Trust's personal financial services business, which provides asset management, fiduciary, estate and financial planning, and private banking services to individuals and families around the world. During her 22-year career at Northern Trust, Ms. Barrat served in various other leadership roles and as a member of the Northern Trust Management Committee. Since 1998, Ms. Barrat has served as a director of NextEra Energy, Inc., one of the largest publicly traded electric power companies in the United States, where she is currently chair of the Governance & Nominating Committee and a member of the Audit Committee. Since January 1, 2013, Ms. Barrat has also served as an independent trustee or director of certain Prudential Insurance mutual funds. Ms. Barrat's extensive management, operational and financial experience, in particular her deep understanding of the financial services industry and the privacy and cybersecurity issues facing that industry, greatly enhances the Board's decision making.

WILLIAM L. BAX
MEMBER OF THE BOARD SINCE 2006

William L. Bax, 72, currently serves as Chair of the Audit Committee. Mr. Bax was Managing Partner of the Chicago office of PricewaterhouseCoopers (PwC), an international accounting, auditing and consulting firm, from 1997 until his retirement in 2003, and a partner in the firm for 26 years. He currently serves as a director and audit committee chair of several affiliated mutual fund companies (Northern Funds and Northern Institutional Funds since 2005, and Northern Multi-Manager Funds since 2006). Mr. Bax previously served as a director of Sears Roebuck & Co., a publicly traded retail company, from 2003 to 2005, and Andrew Corporation, a publicly traded communications products company, from 2006 to 2007. During his 26 years as a partner and 6 years as head of PwC's Chicago office, Mr. Bax gained extensive experience advising public companies regarding accounting and strategic issues. This experience, along with his tenure on the boards of public companies such as Sears and Andrew, strengthen the Board's decision making. Mr. Bax's experience advising public companies on accounting and disclosure issues enhances the Board's ability to oversee our assessment and management of material risks. Additionally, Mr. Bax's experience as a director of various mutual funds provides us with valuable insight into the perspectives and concerns of our institutional stockholders.

D. JOHN COLDMAN
MEMBER OF THE BOARD SINCE 2014

D. John Coldman, 68, currently serves on the Audit Committee. Mr. Coldman began his career working for WT Greig, a reinsurance broker. In 1988 he became Managing Director and in 1996 was appointed Chairman of The Benfield Group, the world's leading independent reinsurance and risk intermediary at the time, until its acquisition by Aon Corporation in 2008. From 2001 to 2006, Mr. Coldman served as Deputy Chairman and a Member of Council of Lloyd's of London. He has also been a past Chairman of Brit PLC, a publicly traded global specialty insurer and reinsurer, from 1996 to 2000, and Omega Insurance Holdings Limited, a publicly traded insurance and reinsurance group, from 2010 to 2012. Mr. Coldman served as the non-executive Chairman of Roodlane Medical Ltd., a non-publicly traded healthcare services provider, from 2007 to 2011. The Board greatly benefits from Mr. Coldman's 45 years of insurance brokerage, management and financial services experience. In addition, Mr. Coldman's international insurance industry knowledge, his experience within the Lloyd's and London marketplaces, and his experience with public company matters and mergers and acquisitions all strengthen the Board's decision making as we continue our international expansion.

FRANK E. ENGLISH, JR.
MEMBER OF THE BOARD SINCE 2009

Frank E. English, Jr., 70, currently serves on the Audit Committee. Mr. English also serves on the board of directors and audit committee of Tower International, Inc., a publicly traded global automotive components manufacturer, of which he has been a board member or board advisor since August 2010. Since June 2012, Mr. English has also served on the board of directors and the finance and strategy committee, and since 2013 on the compensation committee, of CBOE Holdings, Inc., a publicly traded holding company for various securities exchanges, including the largest U.S. options exchange. Since April 2011, Mr. English has been a Senior Advisor to W.W. Grainger, a publicly traded broad-based distributor of industrial maintenance, repair and operations supplies. From 1976 to 2009, Mr. English served in various senior roles at Morgan Stanley, most recently as Managing Director and Vice Chairman of Investment Banking. Following his retirement in 2009, Mr. English served as a Senior Advisor at Morgan Stanley & Co. until April 2011. The Board greatly benefits from Mr. English's extensive investment banking expertise, particularly in the areas of capital planning, strategy development, financing and liquidity management.

J. PATRICK GALLAGHER, JR.
MEMBER OF THE BOARD SINCE 1986

J. Patrick Gallagher, Jr., 64, has served as Chairman of the Board since 2006. Mr. Gallagher has spent his entire career with Arthur J. Gallagher & Co. in a variety of management positions, starting as a Production Account Executive in 1974, then serving as Vice President–Operations from 1985 to 1990, as President and Chief Operating Officer from 1990 to 1995, and as President and CEO since 1995. In 2011, Mr. Gallagher joined the board of directors of InnerWorkings, Inc., a publicly traded global provider of managed print, packaging and promotional solutions, and was appointed to its compensation and nominating/governance committees. He also serves on the Board of Trustees of the American Institute for Chartered Property Casualty Underwriters and on the Board of Founding Directors of the International Insurance Foundation. Mr. Gallagher's 42 years of experience with our company and 30 years of service on the Board provide him with a deep knowledge of our company and the insurance and insurance brokerage industries, as well as a depth of leadership experience. This depth of knowledge and experience greatly enhances the Board's decision making and enables Mr. Gallagher to serve as a highly effective Chairman of the Board.

ELBERT O. HAND
MEMBER OF THE BOARD SINCE 2002

Elbert O. Hand, 76, currently serves as Chair of the Compensation Committee and as a member of the Nominating/Governance Committee. Mr. Hand was Chairman of the Board of Hartmarx Corporation, an apparel marketing and manufacturing company, from 1992 to 2004, and served as a member of Hartmarx's board from 1984 to 2010. He served as Chief Executive Officer of Hartmarx from 1992 to 2002 and as President and Chief Operating Officer from 1987 to 1992. From 1982 to 1989, Mr. Hand also served as President and Chief Executive Officer of Hartmarx's Men's Apparel Group. Mr. Hand was a director of Austin Reed Group PLC, a U.K.-based apparel company, from 1995 to 2002, and served as an advisor to the board for a number of years after 2002. From January 2010 to February 2011, Mr. Hand served as a member of the board and non-executive Chairman of Environmental Solutions Worldwide, Inc., a publicly traded manufacturer and marketer of environmental control technologies. He has also served as a member of Northwestern University's Kellogg Advisory Board. The Board benefits from Mr. Hand's business acumen gleaned from three decades of leadership roles in the apparel marketing and manufacturing industry, including significant experience in sales and marketing. Mr. Hand's long association with U.K. apparel company Austin Reed is valuable to the Board as we continue to expand our U.K. and other international operations.

DAVID S. JOHNSON
MEMBER OF THE BOARD SINCE 2003

David S. Johnson, 59, currently serves as Chair of the Nominating/Governance Committee and as a member of the Compensation Committee. Mr. Johnson has served as President and Chief Executive Officer of the Americas for Barry Callebaut AG, the world's largest manufacturer of cocoa and chocolate products, since 2009. He is also a member of Barry Callebaut's global executive committee. Mr. Johnson served as President and Chief Executive Officer, and as a member of the board, of Michael Foods, Inc., a food processor and distributor, from 2008 to 2009, and as Michael Foods' President and Chief Operating Officer from 2007 to 2008. From 1986 to 2006, Mr. Johnson served in a variety of senior management roles at Kraft Foods Global, Inc., a global food and beverage company, most recently as President of Kraft Foods North America, and as a member of Kraft Foods' Management Committee. Prior to that, he held senior positions in marketing, strategy, operations, procurement and general management at Kraft Foods. The Board benefits from Mr. Johnson's business acumen gleaned from over three decades of experience in the food and beverage industry, including significant experience in sales and marketing. His experience as a senior executive of multinational businesses such as Barry Callebaut and Kraft are valuable in the Board's oversight of our international expansion. In addition, his knowledge of corporate governance and executive compensation best practices as a member of Kraft's Management Committee, as a board member of Michael Foods and as a member of Barry Callebaut's global executive committee, strengthens the Board's decision making.

KAY W. MCCURDY
MEMBER OF THE BOARD SINCE 2005

Kay W. McCurdy, 65, currently serves on the Compensation and Nominating/Governance Committees. Since 1975, Ms. McCurdy has practiced corporate and finance law at the law firm of Locke Lord LLP, where she has been Of Counsel since 2012 and was a partner from 1983 to 2012. She served on the firm's Executive Committee from 2004 to 2006. During her career as a corporate and finance attorney, Ms. McCurdy represented numerous companies on a wide range of matters including financing transactions, mergers and acquisitions, securities offerings, executive compensation and corporate governance. Ms. McCurdy served as a director of Trek Bicycle Corporation, a leading bicycle manufacturer, from 1998 to 2007. In recognition of her ongoing commitment to director education and boardroom excellence, the National Association of Corporate Directors (NACD) named Ms. McCurdy a 2015 NACD Governance Fellow. Ms. McCurdy's experience advising companies regarding legal, public disclosure, corporate governance, mergers and acquisitions and executive compensation issues provide her with a depth and breadth of expertise that enhances our ability to navigate legal and strategic issues and allows her to make valuable contributions to the Board.

RALPH J. NICOLETTI
MEMBER OF THE BOARD SINCE 2016

Ralph J. Nicoletti, 57, currently serves on the Audit Committee. Since April 2014, Mr. Nicoletti has served as Executive Vice President and Chief Financial Officer of Tiffany & Co., the publicly traded jeweler founded in New York in 1837. Prior to joining Tiffany, Mr. Nicoletti was Executive Vice President and Chief Financial Officer of Cigna Corporation, a publicly traded global health services and insurance company, from 2011 to 2013; and of Alberto Culver, Inc., a publicly traded manufacturer and distributor of beauty products, from 2007 to 2011. Prior to that, Mr. Nicoletti held a number of financial management positions at Kraft Foods, Inc. from 1979 to 2007, finishing his tenure there as Senior Vice President of Finance for Kraft Foods North America from 2001 to 2006, and as Senior Vice President of Corporate Audit of Kraft Foods Inc. from 2006 to 2007. The Board benefits from Mr. Nicoletti's financial expertise in various retail industries and his experience managing the privacy and cybersecurity issues faced by retail companies. Mr. Nicoletti's experience as a senior executive of global, multi-national businesses such as Kraft, Alberto Culver, Cigna and Tiffany are valuable to the Board as we continue to expand in the United States and abroad. In addition, his deep experience as a finance leader of publicly traded companies strengthens the Board's ability to oversee accounting and disclosure issues, as well as the assessment and management of material risks.

NORMAN L. ROSENTHAL, PH.D.
MEMBER OF THE BOARD SINCE 2008

Norman L. Rosenthal, Ph.D., 64, currently serves on the Audit Committee. Since 1996, he has been President of Norman L. Rosenthal & Associates, Inc., a management consulting firm that specializes in the property and casualty insurance industry. Since June 2015, Dr. Rosenthal has served on the board and as a member of the compensation committee of National Interstate Corporation, a publicly traded insurance company specializing in commercial transportation exposures. He also currently serves on the private company board of The Plymouth Rock Company, a group of auto and homeowners' insurance companies.
Dr. Rosenthal served on the boards of Aspen Insurance Holdings, Ltd., a publicly traded global property and casualty insurance and reinsurance company, from 2002 to 2009, Mutual Risk Management Ltd., a publicly traded off-shore provider of alternative commercial insurance and financial services, from 1997 to 2002, Vesta Insurance Group, Inc., a publicly traded group of insurance companies, from 1996 to 1999, and Alliant Insurance Group Inc., a private insurance brokerage and financial services company, from 2005 to 2007. Prior to 1996, Dr. Rosenthal spent 15 years practicing in the property and casualty insurance industry at Morgan Stanley & Co., finishing his tenure there as Managing Director. Dr. Rosenthal holds a Ph.D. in Business and Applied Economics, with an insurance focus, from the Wharton School of the University of Pennsylvania. Dr. Rosenthal's extensive experience in the insurance and finance industries is a valuable resource to us and greatly enriches the Board's decision making. In addition, Dr. Rosenthal's academic expertise in applied economics, combined with his decades of experience as a management consultant and director in the insurance sector, greatly enhances the Board's ability to oversee our assessment and management of material risks.

Legal Proceedings Involving Directors and Executive Officers

As of the date of this proxy statement, there is no material proceeding to which any of our directors or executive officers, or any associate of any such director or executive officer, is a party or has a material interest adverse to us or any of our subsidiaries. To our knowledge, none of our directors or executive officers has been subject to any of the events described in Item 401(f) of Regulation S-K, as promulgated by the SEC, during the past ten years.

CORPORATE GOVERNANCE

We are committed to sound and effective corporate governance. To that end, the Board of Directors has adopted Governance Guidelines that set forth principles to assist the Board in determining director independence and other important corporate governance matters. Over the years we have taken steps to strengthen our corporate governance in various areas, including the following:

- All Board members other than our Chairman are independent
- Our directors are elected annually to a one-year term
- We have majority voting for director elections with a resignation policy
- We do not have supermajority voting requirements in our certificate of incorporation
- We do not have a poison pill
- We prohibit hedging and restrict pledging of company stock by directors and executive officers.

The Board has also adopted Global Standards of Business Conduct (the Global Standards) that apply to all directors, executive officers and employees. The Global Standards, along with our Governance Guidelines and the charters of the Audit, Compensation and Nominating/Governance Committees, are available at www.ajg.com/ir, under the heading "Corporate Governance." We will provide a copy of the Global Standards or Governance Guidelines without charge to any person who requests a copy by writing to our Secretary at The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143-3141. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or waiver from, the Global Standards by posting such information on our website.

Board Committees

The Board currently has Audit, Compensation and Nominating/Governance Committees, all of the members of which are independent. The following table sets forth the members of, and the number of meetings held by, each committee during 2015:

Director[1]	Audit	Compensation	Nominating/Governance
Sherry S. Barrat		X	
William L. Bax	Chair		
D. John Coldman	X		
Frank E. English, Jr.	X		
J. Patrick Gallagher, Jr.			
Elbert O. Hand		Chair	X
David S. Johnson		X	Chair
Kay W. McCurdy		X	X
Norman L. Rosenthal	X		
Meetings Held in 2015	**5**	**4**	**3**

(1) Ralph J. Nicoletti joined the Board and the Audit Committee on January 28, 2016.

Audit Committee. The Audit Committee's responsibilities include general oversight of the integrity of our financial statements, risk assessment and risk management, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit function and independent registered public accounting firm. The Audit Committee manages our relationship with our independent registered public accounting firm and is responsible for the appointment, retention, termination and compensation of the independent auditor. Each member of the Audit Committee meets the additional heightened independence and other requirements of the NYSE listing standards and SEC rules. The Board has determined that each of Mr. Bax and Mr. Nicoletti qualifies as an "audit committee financial expert" under SEC rules.

Compensation Committee. The Compensation Committee's responsibilities include reviewing compensation arrangements for our executive officers, including our CEO, administering our equity compensation and other benefit plans, and reviewing our overall compensation structure to avoid incentives that promote excessive risk-taking by executive officers and other employees. The Compensation Committee may, and in 2015 did, engage a compensation consultant to assist it in carrying out its duties and responsibilities, and has the sole authority to retain and terminate any compensation consultant, including sole authority to approve any consultant's fees and other retention terms. For more information regarding the role of our compensation consultant in setting compensation, please see page 14. Each member of the Compensation Committee meets the additional heightened independence and other requirements of the NYSE listing standards.

Nominating/Governance Committee. The Nominating/Governance Committee's responsibilities include identifying qualified Board and Board committee candidates, recommending changes to the Board's size and composition, determining outside director compensation, recommending director independence standards and governance guidelines, and reviewing and approving related party transactions.

Director Qualifications. When identifying director candidates, in addition to evaluating the candidates' independence under applicable SEC rules and NYSE listing standards, the Nominating/Governance Committee considers other factors as it deems appropriate, including the candidate's judgment, skill, integrity, diversity, and business or other experience. Directors should have experience in positions with a high degree of responsibility, be leaders in the organizations with which they are affiliated, be selected based on contributions they can make to the Board and management and be free from relationships or conflicts of interest that could interfere with the director's duties to us and our stockholders. The Nominating/Governance Committee may consider candidates suggested by stockholders, management or members of the Board and may hire consultants or search firms to help identify and evaluate potential nominees for director. For more information regarding how stockholders can submit a proposed director nominee for consideration by the Nominating/Governance Committee, please see page 3.

Board Diversity. The Nominating/Governance Committee seeks Board members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. The Nominating/Governance Committee implements this policy through discussions among committee members and assesses its effectiveness annually as part of the self-evaluation process of the Nominating/Governance Committee and the Board.

Board Leadership Structure

Pat Gallagher currently serves as Chairman of the Board and CEO. With the exception of the Chairman, all Board members are independent and actively oversee the activities of the Chairman and other members of the senior management team. At the end of each regularly scheduled meeting of the Board, the independent directors select an independent Lead Director who serves until the end of the next regularly scheduled meeting of the Board. The responsibilities of the Lead Director include acting as a liaison between the Chairman and the independent directors, coordinating with the Chairman regarding information sent to the Board, coordinating with the Chairman regarding Board meeting agendas and schedules, and being available for consultation and communication with stockholders as appropriate. In addition, the Lead Director is authorized to call and preside over executive sessions of the independent directors without the Chairman or other members of management present. The independent directors also meet regularly in executive sessions. An executive session is held in conjunction with each regularly scheduled Board meeting, and other executive sessions may be called by the Lead Director at his or her discretion or at the request of the Board. The committees of the Board also meet regularly in executive sessions without management. We believe that our Board leadership structure allows us to take advantage of Pat Gallagher's extensive experience and knowledge of our business, which enriches the Board's decision making. Pat Gallagher's role as Chairman and CEO also enhances communication and coordination between management and the Board on critical issues.

Board's Role in Risk Oversight

The Board is responsible for oversight and monitoring of our enterprise risk management program. In carrying out this critical responsibility, the Board has designated the Audit Committee with primary responsibility for overseeing enterprise risk management. The other committees of the Board also consider risks within their areas of responsibilities. The Nominating/ Governance Committee reviews legal and regulatory compliance risks as they relate to corporate governance structure and processes, and the Compensation Committee reviews risks related to compensation matters. The Board receives periodic reports from each committee and from management on our major risks and steps undertaken to monitor and mitigate such risks.

The Audit Committee, at each of its regularly scheduled meetings, monitors management's risk management function by discussing, among other things, guidelines and policies regarding risk assessment and risk management, our major financial risk exposures and steps taken by management to monitor and control such exposures. Our Global Chief Compliance Officer, who chairs an enterprise risk management committee including key members of management, attends each Audit Committee meeting and reports on significant risk and compliance issues. In addition, the Audit Committee oversees an internal audit department, the head of which reports directly to the Audit Committee (other than with respect to the department's day-to-day operations). The internal audit department is independent from management and the Audit Committee defines its responsibilities. Among other things, the purpose of the department is to bring a systematic and disciplined approach to evaluating and improving the effectiveness of our risk management, control and governance processes. The internal audit department evaluates the effectiveness of our risk management processes, performs consulting and advisory services for us related to risk management, and reports significant risk exposures, including fraud risks, to the Audit Committee. The Audit Committee periodically reports to the full Board a summary of its activities and any key findings that arise from its risk oversight and monitoring functions.

The Compensation Committee reviews our overall compensation policies and practices to determine whether our program provides incentives for executive officers and other employees to take excessive risks. Based upon an analysis conducted by management and discussions between management and the Compensation Committee, the Compensation Committee has determined that our overall compensation policies and practices do not present risks that are likely to have a material adverse effect on us or our business. In reaching this determination, our Compensation Committee and management noted the following: (i) no single business unit bears a disproportionate share of our overall risk profile; (ii) no single business unit is significantly more profitable than the other business units; (iii) our compensation practices are substantially consistent across all business units both in the amount and types of compensation awarded; and (iv) substantially all of our revenue-producing employees are sales professionals whose compensation is tied to the amount of revenue received by the company. In addition, our annual cash incentive program targets payouts for our CEO at 150% of base salary, and for other executive officers at 100% of base salary, and caps payouts at 150% of target (i.e., 225% of base salary for our CEO and 150% of base salary for the other executive officers). We believe that our compensation practices help ensure that no single year's results and no single corporate action has a disproportionate effect on executive officers' annual compensation, and encourage steady and consistent long-term performance by our executive officers. In addition, our equity plans permit the use of a variety of equity and equity-based compensation awards including performance share units, stock options, restricted stock units, and deferred cash and equity awards, with multi-year vesting and overlapping maturity. Together with our executive stock ownership guidelines and our conservative approach to annual cash incentives, the Compensation Committee believes this mix of incentives encourages executive officers to achieve both short-term operating and long-term strategic objectives, including the long-term performance of our stock.

Other Board Matters

Independence. The Board has conducted its annual review of the independence of each director nominee under NYSE standards and the independence standards set forth in Appendix A of our Governance Guidelines (available on our website located at www.ajg.com/ir, under the heading "Corporate Governance"). Based upon its review, the Board has concluded in its business judgment that, with the exception of J. Patrick Gallagher, Jr., our Chairman and CEO, all of the director nominees are independent.

Attendance. The Board expects each director to attend and participate in all Board and applicable committee meetings. Each director is expected to prepare for meetings in advance and to dedicate the time necessary to discharge properly his or her responsibilities at each meeting and to ensure other commitments do not materially interfere with his or her service on the Board. During 2015, the Board met six times. All of the nominees attended 75% or more of the aggregate meetings of the Board and the committees on which they served during 2015. We expect all Board members to attend our Annual Meeting. All of our Board members attended our Annual Meeting held on June 1, 2015.

Stockholder Communications with the Board. A stockholder or other party interested in communicating with the Board, any of its committees, the Chairman, the Lead Director, the non-management directors as a group or any director individually may do so by writing to their attention at our principal executive offices, Arthur J. Gallagher & Co., c/o Secretary, The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143-3141. These communications are distributed to the Board, Committee Chair, Chairman, Lead Director, non-management directors as a group, or individual director, as applicable.

COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation program for named executive officers on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth below.

Based on the review and discussion referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our 2016 proxy statement and incorporated by reference in our 2015 Annual Report on Form 10-K, which we file with the SEC.

COMPENSATION COMMITTEE

Elbert O. Hand *(Chair)*
Sherry S. Barrat
David S. Johnson
Kay W. McCurdy

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis discusses compensation awarded or paid to, or earned by, the following named executive officers (whom we sometimes refer to as NEOs):

- Pat Gallagher – Chairman, President and Chief Executive Officer

- Doug Howell – Chief Financial Officer

- Jim Gault – President, Retail Property/Casualty Brokerage

- Jim Durkin – President, Employee Benefit Consulting and Brokerage

- Tom Gallagher – Chairman, International Brokerage

This discussion and analysis contains statements regarding our performance measures, targets, goals, objectives and thresholds, which we disclose in the limited context of our named executive officer compensation program. These disclosures should not be interpreted as statements of management's expectations, estimates of results or other guidance.

EXECUTIVE SUMMARY

The Compensation Committee believes that our compensation program for named executive officers is balanced and reasonable and helps us retain and motivate highly talented business leaders through a range of economic cycles. We reward performance by emphasizing a balance of short and long-term compensation vehicles:

- *Short-Term Incentives*. We tie annual cash incentives to company and/or business unit financial performance metrics, as well as achievement of individual performance objectives.

- *Long-Term Incentives*. We align the financial interests of our named executive officers and our stockholders through (i) equity awards (performance share units, stock options and restricted stock units) with long vesting periods and (ii) our Deferred Equity Participation Plan (Age 62 Plan), which we believe encourages retention and alignment with stockholder interests by requiring our named executive officers to remain employed with us through at least age 62 in order to vest in their awards under the plan. In addition, our executive officers are subject to robust stock ownership guidelines.

When determining incentive compensation awards for our named executive officers, the Compensation Committee evaluates our performance primarily on the basis of two measures. The Committee believes these measures provide meaningful representations of our core operating performance and a comparable view of our results between periods:

- *Revenue growth* – for our combined brokerage and risk management segments

- *EBITAC growth[1]* – for our combined brokerage and risk management segments. EBITAC is defined as net earnings before interest, income taxes, amortization and the change in estimated acquisition earnout payables.

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[1] Reconciliations of non-GAAP measures to the most closely comparable GAAP measures are presented in Exhibit A to this proxy statement.

2015 Performance Review

In 2015, we had strong revenue and EBITAC performance, achieving year-over-year revenue growth of 13.2% (to $4.1 billion) and EBITAC growth of 14.1% (to $786.6 million).

We also had strong financial performance on other measures. We achieved organic revenue growth[2] of 5.1% in our combined brokerage and risk management segments and improved adjusted EBITDAC margin[2] in these combined segments by nearly one percentage point, to 24.5%. We experienced excellent results with our strategy of acquiring smaller firms in attractive geographies and market niches. During the year, we completed 44 acquisitions with total annualized revenues of approximately $231 million.

These results carried forward our strong performance in prior years. Over the past three years, we increased revenue and EBITAC by compound annual growth rates of 19.1% and 22.2%, respectively, and over the same period expanded our adjusted EBITDAC margin from 21.1% to 24.5%.

CEO Compensation

Based on our financial performance summarized above and Pat Gallagher's achievement of individual performance objectives, the Compensation Committee awarded him an annual cash incentive payment of $2,250,000 (the maximum amount he was eligible to receive under our stockholder-approved plan). Over the past three years, our total shareholder return was 30.1%, while Pat Gallagher's compensation increased by 21.7%. The Compensation Committee believes Pat Gallagher's compensation is appropriately aligned with our long-term total return to stockholders.

OUR COMPENSATION PROGRAM

The following provides an overview of our compensation philosophy and program for named executive officers:

- We believe in pay-for-performance. Our program emphasizes at-risk incentive award opportunities, which are payable if specified financial, operational and individual goals are achieved.

- Our program is designed to attract, motivate, reward and retain the most talented individuals who can drive business performance.

- We emphasize share ownership. We deliver performance share units, stock options and limited restricted stock units with three to five-year vesting periods to our named executive officers, who are expected to maintain minimum equity ownership levels ranging from three times to six times their annual base salary.

- When setting the elements of our compensation program, we consider the total direct compensation of similarly situated executives from various market reference sources. See pages 14-15.

- The Compensation Committee exercises discretion in determining compensation actions when necessary due to extraordinary changes in the economy, unusual events or overall company or individual performance.

- The total direct compensation awarded to our named executive officers includes base salary, performance-based annual cash incentive awards, long-term incentive awards (consisting of performance share units, stock options and restricted stock units), and Age 62 Plan awards.

We structure our compensation program for named executive officers to link a significant portion of the compensation paid to the performance of our business. We provide the variable elements of our program (annual cash incentive compensation and long-term incentive compensation) primarily to encourage and reward performance that leads to strong financial results and creation of long-term stockholder value. In addition, our program is not overly weighted toward annual cash incentive compensation and does not otherwise have the potential to threaten long-term stockholder value by promoting unnecessary or excessive risk-taking by our named executive officers.

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[2] Reconciliations of non-GAAP measures to the most closely comparable GAAP measures are presented in Exhibit A to this proxy statement.

Compensation Elements

Compensation Element	Objective	Key Features
Base Salary	Compensate named executive officers for fulfilling the regular duties and responsibilities of their positions	Base salary may be increased from time to time based on job performance, promotion into a new role, expansion of duties, or market conditions
Annual Cash Incentives	Align the financial interests of named executive officers with those of stockholders	Annual cash incentives are considered at-risk. Award amounts (including target and maximum payouts) are determined based on the achievement of revenue and EBITAC growth, as well as other key annual financial and operational goals that drive stockholder value creation
Long-Term Incentives Performance share units (PSUs), stock options and restricted stock units	Promote retention of named executive officers and align the financial interests of named executive officers with those of stockholders	Long-term incentive opportunities are considered at-risk. They are greater for named executive officers with a greater direct impact on long-term company performance PSUs, stock options and restricted stock units each tie named executive officers' long-term wealth creation to the performance of our stock and provide multi-year vesting and overlapping maturity
Deferred Equity Participation Plan (Age 62 Plan)	Promote retention of named executive officers and align their financial interests with those of stockholders	Vesting of awards is delayed until named executive officers reach age 62, and for one-year increments after such age Each NEO has elected to invest their awards in a fund representing our common stock

Key Pay and Governance Practices

The Compensation Committee continually evaluates developing practices in executive compensation and governance and considers modifications to our executive compensation program that support our business strategies, provide an appropriate balance of risk and reward for our named executive officers, and align their compensation with long-term stockholder interests. Key pay and governance practices include the following:

- *Minimum vesting for equity awards*. Our equity plans mandate (subject to certain very limited exceptions) a minimum vesting period of three years for all awards to our named executive officers. In practice, our PSUs cliff vest in three years, stock options vest ratably over years three through five, and our restricted stock units cliff vest in five years.

- *PSUs aligned with stockholder interests*. PSUs are earned based on our financial performance during the year of grant and paid in stock on the third anniversary of the grant date. Earned PSUs are capped at 100% of target, and no portion of a PSU is earned if the company fails to meet a minimum performance threshold. See page 20.

- *Target and cap for cash incentives*. Our annual cash incentive program targets awards at 150% of base salary for our CEO and 100% for our other named executive officers. We cap the annual cash incentive opportunity at 150% of target awards (i.e., 225% of base salary for our CEO and 150% of base salary for our other NEOs). See pages 15-16 for a discussion of performance measures and hurdle rates.

- *Stockholder-friendly equity plan provisions*. Our equity plans prohibit liberal share recycling and re-pricing, as well as cash buyouts of stock options and SARs.

- *Prohibition on hedging.* Executive officers and directors are prohibited from engaging in any hedging transaction involving our common stock.

- *Restrictions on pledging.* Executive officers and directors are required to obtain approval prior to pledging our common stock. In addition, our common stock pledged as collateral for a loan, if any, would not be considered in determining whether executive officers and directors have met their stock ownership guidelines.

- *Robust stock ownership guidelines.* We expect our named executive officers who have served in their roles for at least five years to own an amount of our common stock with a value equal to a multiple of base salary (six times for our CEO, four times for our CFO and three times for the other named executive officers). Directors with at least five years of service are expected to own stock with a value equal to five times the cash portion of their annual retainer. All directors with at least one year of service currently own shares of our common stock, and all of our named executive officers and directors with at least five years of service are in compliance with their stock ownership guidelines. For both executive officers and directors, pledged shares, if any, would not be considered when determining compliance with the guidelines.

- *Clawback policy.* We have an incentive compensation recovery policy under which our named executive officers can be required to pay back both equity and cash incentive awards erroneously awarded on the basis of restated financial statements, if they participated in fraud or misconduct leading to the restatement. See our Governance Guidelines, found at www.ajg.com/ir, under the heading "Corporate Governance."[3]

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[3] Information on our website is not part of this proxy statement.

- *Change-in-control agreements.* Our change-in-control agreements contain a "double trigger." See page 27. In addition, we have a policy that we will not enter into new change-in-control agreements containing excise tax gross-ups, or amend existing change-in-control agreements without removing such provisions.

- *Minimal perquisites*. Our named executive officers receive only minimal perquisites and do not receive any related tax gross-ups. See page 21.

- *No employment agreements with NEOs.* We do not have an employment agreement with Pat Gallagher or any of our other named executive officers.

Stockholder Views

Our Board of Directors pays close attention to the views of our stockholders when making determinations regarding corporate governance and executive compensation matters. In 2015, our annual "say on pay" vote resulted in 98% approval of our compensation program for named executive officers. We also contacted several of our largest stockholders to make ourselves available for a discussion of corporate governance and executive compensation matters.

The Compensation Committee evaluated the available feedback from our stockholders, including the results of our 2015 say-on-pay vote, as part of its overall assessment of our compensation program for named executive officers. Noting strong support from our stockholders, and having determined that our program satisfies its compensation objectives and remains consistent with the compensation philosophy outlined above, the Compensation Committee did not make any material changes to our compensation program for named executive officers in 2015.

COMPENSATION DECISION-MAKING PROCESS

The Compensation Committee is responsible for determining compensation opportunities for our named executive officers, establishing the annual total value to be transferred through our long-term incentive plans, and setting thresholds, targets and maximum awards for incentive compensation. To determine compensation opportunities for our named executive officers, the Compensation Committee takes into account the compensation objectives noted above, compensation data for our comparison groups, trends in the financial service and insurance brokerage sectors, and best practices, as well as internal factors such as the strategic value of a given role, impact on our financial results, tax deductibility, internal pay equity and accounting considerations.

Tally Sheets

The Compensation Committee also carefully considers the data compiled in a tally sheet prepared by management for each named executive officer. Tally sheets provide a comprehensive view of our compensation payout exposure under various termination scenarios (for example, voluntary or involuntary termination, retirement, and change in control). The tally sheets also provide details regarding all compensation, benefits and perquisites delivered to our named executive officers during the most recent three-year period and a projection for the coming year.

The tally sheets include a three-year analysis of equity and deferred compensation, and provide insight into total wealth accumulation for each officer, as well as the sensitivity of these figures to changes in our stock price. This information provides a comprehensive context in which the Compensation Committee can determine the appropriate type and amount of compensation for each named executive officer.

Role of the CEO

At the beginning of each year, Pat Gallagher proposes performance objectives for the company and himself. The Compensation Committee and the Board review these objectives with Mr. Gallagher and make modifications as necessary. Following this review and discussion, the Compensation Committee and the Board finalize and approve the objectives for Mr. Gallagher and the company. The objectives include both quantitative financial measurements and qualitative strategic and operational considerations that focus on factors Mr. Gallagher and the Board believe create long-term stockholder value. Mr. Gallagher reviews and discusses preliminary considerations regarding his own compensation with the Compensation Committee but does not participate in the Compensation Committee's final determination of his compensation. Mr. Gallagher also reviews the performance of each other named executive officer and presents a summary of these performance reviews to the Compensation Committee, along with preliminary recommendations regarding salary adjustments, if any, and annual award amounts.

Role of the Compensation Consultant

The Compensation Committee has retained Sibson Consulting (Sibson) as its independent executive compensation consultant. Sibson provides expertise on various matters coming before the Compensation Committee. Sibson works with our management team at the direction of the Compensation Committee and only on matters for which the Compensation Committee is responsible, and does not receive compensation from us for any other matters. In connection with its 2015 engagement, Sibson reviewed 2015 proxy season results and implications for our pay practices; assisted in the review and confirmation of our peer group for executive compensation and company performance review purposes; provided updates on emerging executive compensation trends, including proxy advisory firm and regulatory developments; and reviewed and assessed all elements of our pay programs for executive officers, including the competitiveness of pay levels and incentive program design.

The Compensation Committee has assessed Sibson's independence pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent Sibson from serving as an independent consultant to the Compensation Committee.

COMPARATIVE MARKET ASSESSMENT

The Compensation Committee reviews compensation data from two different comparison groups, as a market reference for its named executive officer compensation decisions, as described below.

Survey Comparison Group

This group consists of insurance and general industry companies similar to our company in terms of total assets, revenues or number of employees, which the Compensation Committee uses as a reference point for individual pay levels. In 2015, the Compensation Committee reviewed pay data from two published surveys: (i) the *Executive Compensation Survey* conducted by Mercer, and (ii) the *Top Management Industry Compensation Survey* conducted by Towers Watson. Sibson updated this data based on findings from its own annual private study. When available, information for individual positions was drawn from the "Insurance – Non Healthcare" category; otherwise, general industry data was used. The Compensation Committee also reviewed general industry long-term incentive target award data from both surveys.

Proxy Comparison Group

This group is focused on our direct competitors for executive talent rather than companies of comparable size. The members of this group are selected from the insurance industry (brokers and carriers), and from professional and financial services companies that may compete with us for executive talent or in specific lines of business.

The only other insurance brokers for which compensation data is publicly available, Aon plc, Brown & Brown, Inc., Marsh & McLennan Companies Inc. and Willis Group Holdings Ltd, compete with us the most directly and are the most relevant members of this comparison group. However, Aon plc and Marsh & McLennan Companies Inc. are significantly larger than we are in revenue, number of employees, insurance premiums written, value of claims paid, assets and market capitalization. The Compensation Committee uses this proxy comparison group primarily as a reference point for our compensation plan structure, pay mix, and general equity granting practices. The Compensation Committee uses it to a lesser extent as a reference point for individual pay levels.

The same group of companies was used for both the 2015 and 2014 analyses:

American Financial Group Inc.	Carrier
Aon plc	Broker
Arch Capital Group Ltd	Carrier
Axis Capital Holdings Ltd	Carrier
Berkley (W R) Corp	Carrier
Brown & Brown, Inc.	Broker
CNA Financial Corp	Carrier
Fidelity National Financial, Inc.	Professional / Financial Services
Marsh & McLennan Companies, Inc.	Broker
Old Republic International Corp	Carrier
Raymond James Financial, Inc.	Professional / Financial Services
Towers Watson & Co.	Professional / Financial Services
Unum Group	Carrier
Willis Group Holdings Ltd	Broker
XL Capital Plc	Carrier

Results of the Comparative Market Assessment

In 2015, the Compensation Committee examined the total direct compensation opportunity (base salary, annual cash incentives and long-term incentives) for each named executive officer, as well as each individual element of compensation. External compensation data for our survey and proxy comparison groups is used as a market reference for compensation decisions. The Compensation Committee does not target total compensation to a specific percentile of comparison group compensation. The review of survey and proxy comparison group data shows that aggregate base salaries and annual cash incentive opportunities for our named executive officer group approximate the median for similarly situated named executive officer groups. The data also shows our named executive officer group's aggregate long-term incentive compensation opportunity, and total direct compensation, are below the comparison peers' median. Pat Gallagher's total direct compensation is significantly below the median for similarly situated CEOs in the proxy comparison group.

2015 DECISIONS – BY COMPENSATION ELEMENT

Base Salary

The Compensation Committee did not increase the base salary of any of the named executive officers in 2015. Base salaries for our named executive officers can be found in the 2015 Summary Compensation Table.

Annual Cash Incentive Compensation

Our annual cash incentive plan is administered under our Senior Management Incentive Plan (SMIP), which was approved by our stockholders in 2015. This plan rewards our named executive officers for achieving key annual financial, operational, risk management and strategic goals that drive stockholder value. During the first quarter of each year, the Compensation Committee establishes a minimum level of company financial performance required to fund the plan for that year. If we attain this minimum company financial performance, the Compensation Committee awards cash incentive compensation to our named executive officers based upon a combination of company and/or business unit financial performance targets and individual performance objectives.

Target award opportunities are 150% of base salary for our CEO and 100% of base salary for our other named executive officers. The maximum amount that can be awarded is 150% of these target award opportunities (i.e., 225% of base salary for Pat Gallagher and 150% of base salary for our other named executive officers).

Position	Target Award	Maximum Award
CEO	150% of base salary	150% of target (225% of base salary)
Other NEOs	100% of base salary	150% of target (150% of base salary)

During the first quarter of each year, the Compensation Committee establishes company financial performance targets that must be reached in order for our named executive officers to qualify for maximum SMIP awards. Each named executive officer who leads a business unit must also achieve performance targets for his business unit. The Compensation Committee establishes business unit performance targets and approves individual performance objectives that are aggressive and ensure that maximum awards are difficult to achieve. Final award determinations are made in light of each named executive officer's target award opportunity, the maximum award for which he qualifies given company and business unit performance, and the level of achievement of individual performance objectives.

Company Performance Measures and Results

In the first quarter of 2015, the Compensation Committee established minimum company revenue and EBITAC thresholds for funding the plan and for maximum awards under the plan. The thresholds for maximum awards required at least 5% growth in revenue and 10% growth in EBITAC over 2014 levels. These thresholds, and actual company performance, are set forth below.

Measure	Minimum Financial Performance for Funding	Performance Required for Maximum Awards	Actual 2015 Performance
Revenue	$2.50 billion	$3.76 billion	$4.05 billion
EBITAC	$175.0 million	$757.1 million	$786.6 million

The Compensation Committee uses revenue and EBITAC growth for our combined brokerage and risk management segments in the context of determining incentive compensation awards. The Committee believes these measures provide meaningful representations of our operating performance and a comparable view of our results between periods. See Exhibit A for more information regarding EBITAC.

Based on company performance, the maximum available award under the SMIP for each named executive officer was 150% of his target award opportunity (i.e., 225% of base salary for Pat Gallagher and 150% of base salary for the other named executive officers). The Compensation Committee determined final award amounts using its discretion, based on these results, achievement of overall financial goals (for Pat Gallagher and Doug Howell), achievement of the business unit performance targets described below (for Jim Gault, Jim Durkin and Tom Gallagher), achievement of individual performance objectives, and an overall assessment of each named executive officer's performance.

Business Unit Performance Targets and Results

In the first quarter of 2015, the Compensation Committee established revenue and EBITAC targets for the business units led by Jim Gault, Jim Durkin and Tom Gallagher, and which are set forth below along with actual performance toward such targets.

Retail Property/Casualty and International Brokerage (Jim Gault)			
	Target	Actual	Percent Achieved
Revenue	$2,365.3 million	$2,265.8 million	95.8%
EBITAC	$485.0 million	$413.3 million	85.2%

Employee Benefit Consulting and Brokerage (Jim Durkin)			
	Target	Actual	Percent Achieved
Revenue	$760.2 million	$798.2 million	105.0%
EBITAC	$208.5 million	$214.0 million	102.6%

International Brokerage (Tom Gallagher)			
	Target	Actual	Percent Achieved
Revenue	$1,304.3 million	$1,201.2 million	92.1%
EBITAC	$196.5 million	$137.8 million	70.1%

Under the SMIP, the maximum annual incentive award for Jim Gault, Jim Durkin and Tom Gallagher is established based on the level of attainment of the business unit targets, based on the following performance criteria:

Target Achievement	Maximum Award (as a percentage of target)
100% of Revenue and EBITAC	150%
75% – 100% of Revenue and EBITAC	100%
Less than 75% of Revenue or EBITAC	50%

Based on 2015 company and business unit performance, Jim Gault's maximum award opportunity under the SMIP was 100% of base salary, Jim Durkin's was 150% and Tom Gallagher's was 50%. The Compensation Committee determined actual awards, using its discretion, after considering each named executive officer's achievement of individual performance objectives (as described in detail below).

Our CEO's Annual Cash Incentive Compensation

The Compensation Committee reviewed Pat Gallagher's performance in light of our overall financial performance. Pat Gallagher and Doug Howell both had the goal of increasing revenue and EBITAC by 10% for the combined brokerage and risk management segments. These goals, and actual company performance, are set forth below.

Combined Brokerage and Risk Management Segment Results (Pat Gallagher and Doug Howell)			
	Goal	Actual	Percent Achieved
Revenue	$3.94 billion	$4.05 billion	103%
EBITAC	$757.1 million	$786.6 million	104%

In 2015, Pat Gallagher achieved 103% and 104%, respectively, of his revenue and EBITAC growth goals. The Compensation Committee also took into consideration the following operating and financial achievements in 2015:

- *Organic growth.* We achieved organic revenue growth[4] of 5.1% in our combined brokerage and risk management segments.

- *Acquisition program.* We continued our successful "tuck-in" acquisition strategy, completing 44 acquisitions for a total of approximately $231 million in annualized revenues.

- *Culture and quality.* We continued our focus on our unique culture and the quality of our professional services. This was demonstrated, in part, by the recognition we received from J.D. Power & Associates for ranking the highest in customer satisfaction among brokers for large commercial insurance; from *Strategic Risk* magazine for being the best broker for service in the United Kingdom; and from *Advisen's* claims satisfaction survey of risk managers and brokers, which ranked Gallagher Bassett the best Third Party Administrator for casualty claims handling.

- *Margins.* We increased our adjusted EBITDAC margin[4] by 92 basis points, year over year, from 23.6% to 24.5%.

- *Workforce and expense discipline.* We improved our adjusted compensation ratio[4] from 57.6% to 56.9%, and our adjusted operating expense ratio[4] from 18.7% to 18.5%.

- *Clean energy investments.* Our clean energy investments contributed $100.9 million to net earnings.

- *Continued financial stability.* We continued to maintain significant liquidity and remained well within our debt covenants.

In addition to the above achievements, the Compensation Committee noted that Pat Gallagher achieved substantially all of his individual performance objectives, as follows:

- Refine strategy and capital plan for the company as necessary

- Maintain sales culture, with a focus on driving organic growth

- Continue to aggressively target expense control

- Continue to build organizational talent

- Maintain our unique Gallagher culture

- Continue our successful M&A strategy

- Promote the company to stakeholders

- Advance the company's clean-energy strategy

- Continue to integrate recent large acquisitions.

Based on the company's operating and financial results and Pat Gallagher's individual performance, the Compensation Committee awarded him an annual cash incentive payment of $2,250,000 (150% of his target award opportunity).

Annual Cash Incentive Compensation of our Other Named Executive Officers

Pat Gallagher assessed and documented the performance of our other named executive officers and recommended award amounts in light of the maximum award for which each named executive officer was eligible, the level of achievement of applicable financial performance targets and each officer's individual performance objectives. The Compensation Committee then reviewed and discussed the performance of each named executive officer and approved awards as described in more detail below.

Doug Howell has been our chief financial officer since 2003. As the leader of our finance organization, his financial objectives focused on our overall performance and were the same as Pat Gallagher's (see above). Doug Howell continued to implement and maintain expense savings initiatives critical to increasing our adjusted EBITDAC margin and successfully managed our tax-advantaged clean energy investments. In addition, he achieved substantially all of his individual performance objectives, as follows:

- Onboard key staff in the finance, information technology and accounting organizations

- Work on initiatives to strengthen capital management

- Maximize earnings contribution from our clean-energy investments

---

[4] Reconciliations of non-GAAP measures to the most closely comparable GAAP measures are presented in Exhibit A to this proxy statement.

- Improve margins in select international operations

- Explore divestitures of lower-performing operations.

Based on this performance, Doug Howell received an annual cash incentive payment of $1,125,000 (150% of his target award opportunity).

Jim Gault is the leader of our U.S. retail property/casualty brokerage unit and has held this position since 2002. In 2011, he also assumed management responsibility for our international brokerage unit. In 2015, his business unit missed its combined target for both revenue and EBITAC growth, due in large part to underperformance in our U.K. brokerage operations. As previously disclosed, during the first quarter of 2015, five members of our U.K. executive management team resigned from the company. These included the chief executive officer and chief financial officer and the heads of our U.K. retail and underwriting businesses. Notwithstanding these challenges, his combined units achieved year-over-year EBITAC growth of 6.1% on revenue growth of 13.5%. Excluding the U.K. brokerage operations, Jim Gault's business unit achieved its revenue and EBITAC targets for the year. In addition, Jim Gault achieved most of his individual performance objectives, as follows:

- Achieve new business sales (an internal measure of new business production) of $112 million *(the unit achieved new business sales of $104 million)*

- Complete acquisitions in the retail property/casualty brokerage unit totaling $60 million in annualized revenues (*the unit completed acquisitions representing incremental annualized revenue of approximately $83 million*)

- Continue to focus on professional standards in branch offices; achieve professional standards audit grades of 91% (*achieved the objective, in over 60% of 2015 audits*)

- Reduce payroll by $12 million as a result of moving to "model office" platform, a project to streamline and standardize branch office operations (*reduced payroll by over $12 million*)

- Continue to focus on cross selling with other units; contribute $6 million in new business to the employee benefits brokerage business and $6 million to the domestic wholesale brokerage business *(the unit contributed $9 million in new revenue to the employee benefits brokerage business and $9 million to the domestic wholesale brokerage business)*

- Increase unit's net number of producers in existing operations by 50, and hire summer interns as part of long-term strategy to strengthen producer hiring (*the unit increased the net number of producers in existing operations by 10*).

Based on this performance, Jim Gault received an annual cash incentive payment of $800,000 (100% of his target award opportunity).

In addition, the Compensation Committee awarded Jim Gault a discretionary bonus of $200,000. See "Discretionary Bonuses" below.

Jim Durkin is the leader of our employee benefits brokerage unit and has held this position since 1985. In 2015, his unit exceeded its target for both revenue and EBITAC, achieving year-over-year EBITAC growth of 21.6% on revenue growth of 18.6%. In addition, Jim Durkin achieved substantially all of his individual performance objectives, as follows:

- Continue to extend capabilities and geographic reach of the unit through acquisitions

- Create and deploy a formalized sales development program to promote consistent future organic revenue growth across the unit and promote cross selling with other units

- Increase unit's net number of producers in existing operations by 20 *(the unit increased the net number of producers in existing operations by 20)*

- Continue to leverage Healthcare Reform to differentiate Gallagher Benefit Services from its competitors

- Ensure alignment of the current mission and value proposition of the unit with the new business environment and future customer needs

- Better meet the needs of North American-based companies by extending the reach of our services to include international human resources, benefits and retirement consulting services

- Expand capabilities internationally, with a focus on the United Kingdom and Canada.

Based on this performance, Jim Durkin received an annual cash incentive payment of $1,087,500 (150% of his target award opportunity).

Tom Gallagher is the leader of our international brokerage unit, and has held this position since 2010. In 2015, his unit missed its target for both revenue and EBITAC growth, due in large part to the underperformance in our U.K. brokerage operations attributable to the executive management departures discussed above. The international brokerage unit achieved year-over-year revenue growth of 17.0% to $1,201.1 million, while EBITAC decreased 8.4% to $137.9 million.

In assessing his performance, the Committee took note that Tom Gallagher achieved substantially all of his individual performance objectives, as follows:

- Continue to focus on integration of recent large international acquisitions (Oamps/Crombie, Noraxis, Oval/Giles and AJG Retail)

- Achieve revenue and expense synergies as part of acquisition integration efforts

- Continue to build the sales organization and strengthen the selling culture of the retail teams

- Strengthen the unit's efforts in South America.

In addition, as noted below, he was instrumental in recruiting a new chief executive officer for our U.K. brokerage operation and putting plans in place to retain key employees and customers following the executive management departures in the U.K.

Based on this performance, Tom Gallagher received an annual cash incentive payment of $350,000 (50% of his target award opportunity).

In addition, the Compensation Committee awarded Tom Gallagher a discretionary bonus of $525,000. See "Discretionary Bonuses" below.

Discretionary Bonuses

As noted above, the Compensation Committee awarded discretionary bonuses to Jim Gault and Tom Gallagher. The Compensation Committee has the authority to exercise positive discretion in compensation decision-making, when appropriate, in response to extraordinary circumstances, unusual events or overall company or individual performance. In making these awards, the Compensation Committee assessed Jim Gault's and Tom Gallagher's performance in light of the executive management departures in the U.K., noting their leadership during a disruptive time for the business and their instrumental roles in assisting with the transition to new leadership in the U.K. and securing the retention of key employees. In particular, the Committee noted that Tom Gallagher quickly recruited a new chief executive officer and implemented a program to retain key employees. As a result of Jim Gault's and Tom Gallagher's leadership following the executive management departures in the U.K., the business did not lose any key employees or customers during 2015. The efforts of these two individuals contributed significantly to the company's overall performance highlighted above. Based on these contributions and the company's overall financial performance, the Committee awarded Jim Gault a discretionary bonus of $200,000 and Tom Gallagher a discretionary bonus of $525,000.

Long-Term Incentive Compensation

Long-term incentives are designed to tie a significant portion of our named executive officers' compensation to our performance, create a meaningful alignment of our named executive officers' financial interests with those of stockholders, and encourage long-term retention. Long-term incentive opportunities are greater for those named executive officers who have greater direct impact on our financial results. In 2015, each named executive officer was eligible to receive a long-term incentive award value based on a percentage of base salary. The Compensation Committee determined this percentage of base salary using its discretion based upon a number of factors, including retention considerations, internal pay equity considerations, external market data (including long-term incentive opportunities provided to similarly situated executives in the survey and proxy comparison groups – see pages 14-15) and our historical practices.

Target Awards

The target award amount for each named executive officer set forth in the table below was converted into performance share units, stock options and restricted stock units. Because of the Compensation Committee's commitment to aligning named executive officers' long-term incentive compensation opportunities with company performance, performance-based performance share units represented 60% of target long-term incentive awards for our CEO and 50% for each other named executive officer. For Doug Howell, who has a shorter tenure with us and consequently less equity in the company than the other named executive officers, the Compensation Committee determined it was appropriate to grant a portion of his target award in the form of restricted stock units. At the same time, the Compensation Committee increased the cliff vesting period for restricted stock units from four to five years.

Target award amounts in 2015 and the approximate allocation among performance share units, stock options, and restricted stock units, are presented below:

NAMED EXECUTIVE OFFICER	TARGET PERCENT OF SALARY	TARGET GRANT AMOUNT	PERFORMANCE SHARE UNITS	STOCK OPTIONS	RESTRICTED STOCK UNITS
Pat Gallagher	125%	$1,250,000	60%	40%	—
Doug Howell	100%	$ 750,000	50%	25%	25%
Jim Gault	75%	$ 600,000	50%	50%	—
Jim Durkin	75%	$ 543,750	50%	50%	—
Tom Gallagher	75%	$ 525,000	50%	50%	—

Performance Share Units (PSUs)

In 2015, the Compensation Committee granted a provisional number of PSUs to each named executive officer under our stockholder-approved long-term incentive plan. To encourage a focus on increasing our core earnings, the number of PSUs actually earned is based on EBITAC growth thresholds set annually by the Compensation Committee. Earned PSUs cliff vest on the third anniversary of the date of grant and settle in shares. For 2015, the number of PSUs earned by our named executive officers was based on the EBITAC growth thresholds set forth below:

EBITAC GROWTH	PERCENTAGE OF TARGET AWARD EARNED
15% or greater	100% of target award
5% to 15%	Amount interpolated between 50% and 100% of target award on a straight-line basis
5.0%	50% of target award
Less than 5.0%	0%

We achieved 2015 EBITAC growth of 14.1%. Accordingly, each named executive officer earned 95.7% of his provisionally granted PSUs, which will cliff vest and distribute in shares of our common stock on March 11, 2018. For details, see our "Outstanding Equity at 2015 Fiscal Year-End" table below.

Performance Unit Program (PUP)

PUP awards are similar to PSUs in that the Compensation Committee grants provisional awards, in the form of units, and the portion of PUP awards actually earned is based on the same EBITAC growth threshold set annually by the Compensation Committee. PUP awards cliff vest on the third anniversary of the first day of the year in which the awards were granted (i.e., January 1, 2016 for awards made in 2013). PUP awards settle in cash and pay out based on the trailing twelve month average price of our common stock for the calendar year prior to the vesting date (the TTM Price). The TTM Price is subject to an upper limit of 150% and a lower limit of 50% of our stock price on the date of grant.

Beginning in 2014, the Compensation Committee replaced PUP awards with PSUs for named executive officers. PUP awards granted and earned in 2012 and 2013 vested on January 1, 2015 and January 1, 2016, respectively.

Deferred Equity Participation Plan (Age 62 Plan)

Deferred cash awards under the Age 62 Plan are nonqualified deferred compensation awards under Section 409A of the Internal Revenue Code. Each named executive officer has made an irrevocable election to have such awards deemed invested in a fund representing shares of our common stock. Awards under the Age 62 Plan do not vest until participants reach age 62 (or the one-year anniversary of the date of grant for participants over the age of 61, which include Pat Gallagher, Jim Gault and Jim Durkin). Accordingly, amounts in the plan are subject to forfeiture in the event of a voluntary termination of employment prior to age 62 (or the minimum one-year vesting period). Awards deemed invested in our common stock provide an incentive for our named executive officers to manage our company for earnings growth and total shareholder return. In addition, the deferred realization of these awards encourages retention of our named executive officers until a normal retirement age, and for one-year increments after such age.

In determining 2015 awards, the Compensation Committee took into account an overall assessment of each individual, including consideration of individual and company performance in 2014 (as described in our 2015 proxy statement). This assessment does not rely on predetermined performance targets. As a result of these assessments, during the first quarter of 2015, the Compensation Committee approved Age 62 Plan awards for each named executive officer as follows: Pat Gallagher – $750,000; Doug Howell – $400,000; Jim Gault – $400,000; Jim Durkin – $350,000; and Tom Gallagher – $350,000.

Benefits and Perquisites

Under our 401(k) Savings and Thrift Plan (401(k) Plan), a tax qualified retirement savings plan, participating employees, including our named executive officers, may contribute up to 75% of their earnings on a before-tax or after-tax basis into their 401(k) Plan accounts, subject to limitations imposed by the Internal Revenue Service (IRS). Under the 401(k) Plan, we match an amount equal to one dollar for every dollar an employee contributes on the first 5% of his or her regular earnings. The 401(k) Plan has other standard terms and conditions. We also have a Supplemental Savings and Thrift Plan (Supplemental Plan), which allows certain highly compensated employees, including our named executive officers, to defer additional amounts on a before-tax basis. For a description of the Supplemental Plan, see pages 26-27 under "Nonqualified Deferred Compensation." We also provide minimal perquisites, including reimbursement of certain expenses for named executive officers related to automobile use and certain club memberships. The value of the benefits and perquisites received by our named executive officers can be found in the 2015 Summary Compensation Table. Our named executive officers are also participants in a pension plan, which we froze as to future benefit accruals in 2005. Please see "Pension Benefits" on page 26 for more details.

Change-in-Control Payments

The change-in-control agreements we have in place with each of our named executive officers provide for severance payments if the executive is terminated within 24 months following a change in control, a so-called "double trigger" (see "Change-in-Control Agreements" beginning on page 27 for more information). We believe it is appropriate to provide a double trigger for such payments because it helps ensure that our named executive officers do not receive an unintended benefit by receiving a severance payment while maintaining their positions following a change in control.

Our equity plans contain a so-called "single trigger" for accelerated vesting of awards upon a change in control. We believe a single trigger is appropriate for equity awards because it gives executives the same right as other stockholders to sell their equity in the company at the time of a change in control. Moreover, it may not be possible to replace executives' existing equity awards with comparable awards of the acquiring company's stock. Finally, company performance may be negatively affected by integration activities, and individual executives' ability to affect the performance of the company (and the value of their awards) may be significantly different following a change in control. Our nonqualified plans in which NEOs participate (the Age 62 Plan and the Supplemental Plan) also contain a single trigger for vesting and payment upon a change in control. Because the benefits under these plans are subject to the claims of our creditors, accelerated vesting and payment provide certainty with respect to benefits that represent a primary source of retirement income and ensures that executives receive deferred compensation they have earned. Our equity and nonqualified plans do not contain "liberal" change in control definitions (i.e., they do not provide for buyout thresholds lower than 50%, and a change in control is deemed to occur upon completion, rather than stockholder approval, of a transaction).

TAX CONSIDERATIONS

Section 162(m) of the Internal Revenue Code limits the deductibility for Federal income tax purposes of certain compensation payable in a taxable year to certain of our named executive officers to the extent that such compensation exceeds $1 million. However, certain types of compensation are not subject to that limitation, including compensation that meets the requirements under Section 162(m) for "qualified performance-based compensation." Our 2014 Long-Term Incentive Plan and the SMIP described in this proxy statement are structured to permit, but not require, the Compensation Committee to award compensation that meets the requirements for "qualified performance-based compensation." However, the Compensation Committee has on certain occasions authorized the payment of nondeductible compensation, and expressly reserves the right to do so in the future when appropriate. We make no representation that the compensation of our named executive officers will be fully deductible for Federal income tax purposes.

EXECUTIVE COMPENSATION TABLES

2015 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Pat Gallagher Chairman, President and Chief Executive Officer	2015	1,000,000	—	727,178	471,750	2,250,000	0	1,018,383	5,467,311
	2014	1,000,000	—	628,058	683,033	2,250,000	95,802	969,885	5,626,778
	2013	1,000,000	—	1,004,711	268,107	1,350,000	0	995,466	4,618,284
Doug Howell Chief Financial Officer	2015	750,000	—	547,115	176,675	1,125,000	0	610,700	3,209,490
	2014	750,000	—	567,128	591,253	1,125,000	4,657	588,938	3,626,976
	2013	700,000	—	564,048	150,200	700,000	0	609,300	2,723,548
Jim Gault President, Retail Property/Casualty Brokerage	2015	800,000	200,000	290,871	283,050	800,000	0	551,649	2,925,570
	2014	800,000	—	281,220	306,254	1,200,000	90,289	533,117	3,210,880
	2013	800,000	—	450,455	120,160	800,000	0	527,324	2,697,939
Jim Durkin President, Employee Benefit Consulting and Brokerage	2015	725,000	—	263,169	256,225	1,087,500	5,256	506,046	2,843,196
	2014	725,000	—	257,785	278,237	1,087,500	86,888	487,396	2,922,806
	2013	725,000	—	409,327	109,646	725,000	0	471,387	2,440,360
Tom Gallagher Chairman, International Brokerage	2015	700,000	525,000	253,935	247,900	350,000	0	461,353	2,538,188
	2014	700,000	—	246,068	267,610	1,050,000	81,200	458,206	2,803,084
	2013	700,000	—	278,107	159,963	700,000	0	401,858	2,239,928

(1) The amounts in this column relate to services rendered in 2015, as described above in "Annual Cash Incentive Compensation of our Other Named Executive Officers." These awards are reported for the year in which they are earned, regardless of the year in which they are paid. These awards are expected to be paid fully in cash in April 2016.

(2) This column includes the full grant date fair value of PSUs and restricted stock units granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*. The amounts reported in this column for PSUs granted during each fiscal year represent the value of each award at the grant date based upon the probable outcome of the performance conditions under the program, determined in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. For a discussion of PSUs, see page 20. For additional information on the valuation assumptions with respect to stock grants, refer to Note 11 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2015.

(3) This column represents the full grant date fair value of stock option awards granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeiture is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to option grants, refer to Note 9 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2015.

(4) This column represents annual cash incentives awarded under the SMIP related to services rendered in 2013, 2014 and 2015. Awards are reported for the year in which they are earned, regardless of the year in which they are paid. These awards were paid fully in cash in April of 2014 and 2015, and expected to be paid in April 2016, respectively.

(5) The amounts shown in this column represent the aggregate change in actuarial present value of each named executive officer's benefits under our pension plan, except where such change is a negative value. When that is the case, SEC rules require that a zero be included in this table. In 2015 and 2013, respectively, such figures were as follows (where applicable): Pat Gallagher – $(419) and $(23,957); Doug Howell – $(557) and $(1,991); Jim Gault – $(395) and $(22,579); Jim Durkin – $(12,418); and Tom Gallagher – $(7,851) and $(31,890).

(6)   Includes the following for 2015:

Named Executive Officer	Age 62 Plan Awards ($)	Supplemental Plan Match ($)	Dividend Equivalents on Unvested RSUs ($)	401(k) Match ($)	Corporate Auto & Insurance ($)	Financial Advisory Services ($)	Club Memberships Not Exclusively For Business Use and Cell Phone Allowance ($)
Pat Gallagher	750,000	149,250	73,133	13,250	8,292	—	24,458
Doug Howell	400,000	80,500	93,658	13,250	8,292	15,000	—
Jim Gault	400,000	86,750	33,580	13,250	5,892	—	12,177
Jim Durkin	350,000	77,375	30,153	13,250	8,292	15,000	11,976
Tom Gallagher	350,000	50,000	39,331	13,250	4,692	—	4,080

2015 Grants of Plan-Based Awards

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Pat Gallagher	LTIP[1]	3/11/15	—	—	—	—	—	—	—	51,000	46.17	471,750
	LTIP[3]	3/11/15	—	—	—	7,875	15,750	15,750	—	—	—	727,178
	SMIP[4]	N/A	N/A	1,500,000	2,250,000	—	—	—	—	—	—	N/A
Doug Howell	LTIP[1]	3/11/15	—	—	—	—	—	—	—	19,100	46.17	176,675
	LTIP[2]	3/11/15	—	—	—	—	—	—	3,950	—	—	182,372
	LTIP[3]	3/11/15	—	—	—	3,950	7,900	7,900	—	—	—	364,743
	SMIP[4]	N/A	N/A	750,000	1,125,000	—	—	—	—	—	—	N/A
Jim Gault	LTIP[1]	3/11/15	—	—	—	—	—	—	—	30,600	46.17	283,050
	LTIP[3]	3/11/15	—	—	—	3,150	6,300	6,300	—	—	—	290,871
	SMIP[4]	N/A	N/A	800,000	1,200,000	—	—	—	—	—	—	N/A
Jim Durkin	LTIP[1]	3/11/15	—	—	—	—	—	—	—	27,700	46.17	256,225
	LTIP[3]	3/11/15	—	—	—	2,850	5,700	5,700	—	—	—	263,169
	SMIP[4]	N/A	N/A	725,000	1,087,500	—	—	—	—	—	—	N/A
Tom Gallagher	LTIP[1]	3/11/15	—	—	—	—	—	—	—	26,800	46.17	247,900
	LTIP[3]	3/11/15	—	—	—	2,750	5,500	5,500	—	—	—	253,935
	SMIP[4]	N/A	N/A	700,000	1,050,000	—	—	—	—	—	—	N/A

(1)   This line includes stock options granted to our named executive officers on March 11, 2015 under our 2014 Long-Term Incentive Plan. The stock options vest one-third on each of the third, fourth and fifth anniversaries of the grant date.

(2)   This line includes restricted stock units granted to Doug Howell on March 11, 2015 under our 2014 Long-Term Incentive Plan. The restricted stock units vest on March 11, 2020.

(3)   These share totals represent the range of possible awards the named executive officer would have been eligible to receive on March 11, 2018 related to performance share units (PSUs) granted on March 11, 2015 under our 2014 Long-Term Incentive Plan. Please see page 20 for more information regarding PSUs.

(4)   The amounts in this line represent the range of possible annual cash incentive award the named executive officer was eligible to receive in April 2016, related to 2015 performance under the SMIP. The amounts were subject to performance criteria and subject to the Compensation Committee's downward discretion. There is no threshold payout level for these awards. The amounts actually awarded to each named executive officer are reported in the Non-Equity Incentive Plan Compensation column of the 2015 Summary Compensation Table and are more fully discussed in footnote (3) thereto.

Outstanding Equity Awards at 2015 Fiscal Year-End

| | | Option Awards[1] | | | | Stock Awards | |
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (#)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Pat Gallagher	5/16/06	23,308	2,589	27.03	5/15/16	—	—
	5/15/07	16,667	0	28.65	5/14/17	—	—
	3/5/08	17,762	0	23.76	3/4/18	—	—
	3/2/10	50,750	0	24.13	3/1/17	—	—
	3/8/11	20,480	5,120	30.95	3/7/18	—	—
	3/16/12	11,534	23,066	35.71	3/15/19	—	—
	3/13/13	0	35,700	39.17	3/12/20	—	—
	3/12/14	0	70,700	46.87	3/11/21	—	—
	3/11/15	0	51,000	46.17	3/10/22	—	—
						60,996	2,497,176
Doug Howell	5/16/06	2,331	259	27.03	5/15/16	—	—
	5/15/07	11,375	0	28.65	5/14/17	—	—
	10/18/07	40,000	10,000	27.94	10/17/17	—	—
	3/5/08	6,061	0	23.76	3/4/18	—	—
	3/2/10	9,000	0	24.13	3/1/17	—	—
	3/8/11	8,160	2,040	30.95	3/7/18	—	—
	3/16/12	4,534	9,066	35.71	3/15/19	—	—
	3/13/13	0	20,000	39.17	3/12/20	—	—
	3/12/14	0	61,200	46.87	3/11/21	—	—
	3/11/15	0	19,100	46.17	3/10/22	—	—
						45,956	1,881,439
Jim Gault	5/15/07	7,583	0	28.65	5/14/17	—	—
	3/5/08	8,082	0	23.76	3/4/18	—	—
	3/2/10	12,750	0	24.13	3/1/17	—	—
	3/8/11	9,280	2,320	30.95	3/7/18	—	—
	3/16/12	5,301	10,599	35.71	3/15/19	—	—
	3/13/13	0	16,000	39.17	3/12/20	—	—
	3/12/14	0	31,700	46.87	3/11/21	—	—
	3/11/15	0	30,600	46.17	3/10/22	—	—
						26,582	1,088,267
Jim Durkin	3/5/08	1,270	0	23.76	3/4/18	—	—
	3/2/10	6,900	0	24.13	3/1/17	—	—
	3/8/11	8,320	2,080	30.95	3/7/18	—	—
	3/16/12	4,734	9,466	35.71	3/15/19	—	—
	3/13/13	0	14,600	39.17	3/12/20	—	—
	3/12/14	0	28,800	46.87	3/11/21	—	—
	3/11/15	0	27,700	46.17	3/10/22	—	—
						24,100	986,654
Tom Gallagher	5/15/07	2,917	0	28.65	5/14/17	—	—
	3/5/08	3,552	0	23.76	3/4/18	—	—
	3/2/10	8,276	0	24.13	3/1/17	—	—
	3/8/11	9,200	2,300	30.95	3/7/18	—	—
	3/16/12	5,067	10,133	35.71	3/15/19	—	—
	3/13/13	0	21,300	39.17	3/12/20	—	—
	3/12/14	0	27,700	46.87	3/11/21	—	—
	3/11/15	0	26,800	46.17	3/10/22	—	—
						20,806	851,798

(1) Stock options vest in accordance with the following vesting schedules:

Grant Dates	One-tenth vest each:
5/16/06	January 1st of each year starting January 1, 2007 with the last vesting date on January 1, 2016
10/18/07	January 1st of each year starting January 1, 2008 with the last vesting date on January 1, 2017

Grant Dates	One-fifth vest on each of:
5/15/07	May 15, 2008, May 15, 2009, May 15, 2010, May 15, 2011 and May 15, 2012
3/5/08	March 5, 2009, March 5, 2010, March 5, 2011, March 5, 2012 and March 5, 2013
3/2/10	March 2, 2011, March 2, 2012, March 2, 2013, March 2, 2014 and March 2, 2015
3/8/11	March 8, 2012, March 8, 2013, March 8, 2014, March 8, 2015 and March 8, 2016

Grant Dates	One-third vest on each of:
3/16/12	March 16, 2015, March 16, 2016 and March 16, 2017
3/13/13	March 13, 2016, March 13, 2017 and March 13, 2018
3/12/14	March 12, 2017, March 12, 2018 and March 12, 2019
3/11/15	March 11, 2018, March 11, 2019 and March 11, 2020

(2) The following table provides information with respect to the vesting of each named executive officer's unvested PUP awards, restricted stock units and performance share units as of December 31, 2015:

Vesting Dates	Type of award	Pat Gallagher	Doug Howell	Jim Gault	Jim Durkin	Tom Gallagher
1/1/16	PUP Award*	19,682	8,900	8,157	7,398	3,800
3/16/16	Restricted Stock Units**	7,950	7,950	3,500	3,100	3,250
3/13/17	Restricted Stock Units**	4,900	5,500	2,900	2,650	3,300
3/12/18	Restricted Stock Units**	—	4,050	—	—	—
3/11/20	Restricted Stock Units**	—	3,950	—	—	—
3/12/17	Performance Share Units***	13,400	8,050	6,000	5,500	5,250
3/11/18	Performance Share Units***	15,064	7,556	6,025	5,452	5,206
Total		60,996	45,956	26,582	24,100	20,806

* Number of performance units held by the named executive officer from the 2013 award. See page 20 for information regarding the PUP.

** Restricted stock units granted in 2012, 2013 and 2014 (vesting four years from the date of grant), and 2015 (vesting five years from the date of grant).

*** Performance share units (PSUs) granted in 2014 and 2015 and earned based on our performance in 2014 and 2015, respectively. See page 20 for information regarding PSUs.

(3) The amounts in this column are based on a closing stock price of $40.94 for our common stock on December 31, 2015.

2015 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)(2)	Value Realized on Vesting ($)(1)(2)
Pat Gallagher	68,450	1,369,549	29,350	1,392,052
Doug Howell	35,000	758,045	10,350	479,056
Jim Gault	35,000	743,050	11,050	526,075
Jim Durkin	9,000	186,252	10,000	476,392
Tom Gallagher	25,000	500,500	8,950	428,334

(1) These columns reflect the vesting of restricted stock units and PUP awards, as applicable. Restricted stock units awarded on March 8, 2011 vested on March 8, 2015, with value realized of $45.81 per share plus accrued cash dividends. In 2015, we made payments in connection with the vesting of earned performance units under our 2012 PUP awards. Based on our 2012 EBITAC performance, 100% of the 2012 PUP award opportunity was earned, with value realized in 2015 of $46.29 per unit. Please see the description of the PUP provided on page 20 for additional information.

(2) Pursuant to the terms of the Supplemental Plan (see pages 26-27), Doug Howell deferred receipt of 7,600 shares related to the March 8, 2015 vesting of restricted stock units he was awarded on March 8, 2011. He elected a lump-sum distribution in July 2021.

2015 Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)
Pat Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	650,673
Doug Howell	Arthur J. Gallagher & Co. Employees' Pension Plan	1	20,576
Jim Gault	Arthur J. Gallagher & Co. Employees' Pension Plan	25	613,228
Jim Durkin	Arthur J. Gallagher & Co. Employees' Pension Plan	25	697,689
Tom Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	401,364

We maintain the Arthur J. Gallagher & Co. Employees' Pension Plan (the Pension Plan) which is qualified under the Internal Revenue Code and which historically covered substantially all domestic employees. In 2005, we amended the Pension Plan to freeze the accrual of future benefits for all domestic employees effective July 1, 2005. Benefits under the Pension Plan are based upon the employee's highest average annual earnings for a five calendar-year period with us and are payable after retirement in the form of an annuity or a lump sum. The maximum amount of annual earnings that may be considered in calculating benefits under the Pension Plan is $210,000 (the maximum amount of annual earnings allowable by law in 2005, the last year that benefits accrued under the Pension Plan).

Benefits under the Pension Plan are calculated as an annuity equal to 1% of the participant's highest annual average earnings multiplied by years of service, and commencing upon the participant's retirement on or after age 65. The maximum benefit under the pension plan upon retirement would be $53,318 per year, payable at age 65 in accordance with IRS regulations. Participants also may elect to commence their pensions anytime on or after attaining age 55 if they retire prior to age 65, with an actuarial reduction to reflect the earlier commencement date, ranging from 54% at age 55 to no reduction at age 65. Except for Doug Howell, all of our named executive officers are eligible to take this early retirement option. For additional information on the valuation assumptions with respect to pensions, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2015.

2015 Nonqualified Deferred Compensation

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)[4]	Aggregate Balance at Last Fiscal Year End ($)[4][5]
Pat Gallagher	Age 62 Plan	—	750,000	(244,458)	30,014	2,067,233
	Supplemental Plan	325,000	149,250	(415,031)	—	8,296,756
Doug Howell	Age 62 Plan	—	400,000	(558,136)	—	4,901,357
	Supplemental Plan	539,623	80,500	(483,880)	—	4,996,882
Jim Gault	Age 62 Plan	—	400,000	(130,378)	16,007	1,102,524
	Supplemental Plan	100,000	86,750	(136,174)	—	2,589,455
Jim Durkin	Age 62 Plan	—	350,000	(1,029,432)	14,007	6,017,186
	Supplemental Plan	181,250	77,375	45,543	—	3,184,409
Tom Gallagher	Age 62 Plan	—	350,000	(502,012)	—	4,409,632
	Supplemental Plan	50,000	50,000	(102,499)	—	756,737

(1) Amounts in this column include amounts reported in the "Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the 2015 Summary Compensation Table. For Doug Howell, the amount in this column also includes the value of restricted stock units vested in 2015, which he deferred until July 2021. For more information, see also footnote (2) to the 2015 Option Exercises and Stock Vested table.

(2) These amounts are included in the "All Other Compensation" column of the 2015 Summary Compensation Table.

(3) Amounts in this column are not included in the 2015 Summary Compensation Table. These amounts represent the change in market value on deferred and matched amounts under the Supplemental Plan and on our contributions to the Age 62 Plan, based on the market-rate returns and dividend equivalents credited to participant accounts for the period January through December 2015. Participants are able to direct that their Supplemental Plan account balances

be deemed invested in a number of investment options that include various mutual funds, an annuity product and a fund representing our common stock, and may change such elections on any regular business day. Awards under the Age 62 Plan are credited with returns of deemed investments elected by the participant, including a fund representing our common stock. All of our named executive officers have elected the fund representing our common stock.

(4) For Pat Gallagher, Jim Gault and Jim Durkin, reflects accelerated distributions under the Age 62 Plan to cover applicable taxes on vested awards.

(5) The Age 62 Plan amounts include amounts also reported as compensation in this and prior years' Summary Compensation Tables, as follows: Pat Gallagher – $7,950,000; Doug Howell – $3,650,000; Jim Gault – $4,700,000; Jim Durkin – $3,750,000; and Tom Gallagher – $1,000,000.

All amounts in this table pertain to the Supplemental Plan or the Age 62 Plan. The material terms of the Age 62 Plan are provided above on pages 20-21. Under the Supplemental Plan, which allows certain highly compensated employees to defer amounts on a before-tax basis, employees who have compensation greater than an amount set annually by the IRS may elect to defer up to 90% of their salary and up to 100% of their annual cash incentive payment (as of January 1, 2015, these limits were reduced to 80% of base salary and 80% of annual cash incentive). We match any deferrals of salary and annual cash incentive payments on a dollar-for-dollar basis up to the lesser of (i) the amount deferred or (ii) 5% of the employee's regular earnings minus the maximum contribution that we could have matched under the 401(k) Plan. All such cash deferrals and company match amounts may be deemed invested, at the employee's election, in a number of investment options that include various mutual funds, an annuity product and a fund representing our common stock. Such employees may also defer restricted stock unit and PUP awards (and, as of January 1, 2015, PSUs), but these deferrals are not subject to company matching. Amounts held in the Supplemental Plan accounts are payable as of the employee's termination of employment, or such other time as the employee elects in advance of the deferral, subject to certain exceptions set forth in IRS regulations.

2015 Potential Payments upon Termination or Change in Control

Change-in-Control Agreements

We provide our named executive officers with change-in-control agreements, which we believe are an important part of their overall compensation. In addition to helping secure their continued dedication to stockholder interests prior to or following a change in control, the Compensation Committee also believes these agreements are important for recruitment and retention, as all or nearly all of our competitors have similar agreements in place for their senior employees. In general, compensation levels under these agreements are separate and unrelated to named executive officers' overall compensation decisions for a given year.

Double Trigger

Each named executive officer's change-in-control agreement provides for payments if there is a "Termination" of the individual within 24 months after a "Change in Control" (commonly referred to in combination as a "double trigger").

- A "Change in Control" occurs (i) if a person or group is or becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the voting power to elect directors, (ii) if there is a change in the composition of the Board such that within a period of two consecutive years, individuals who at the beginning of such two-year period constitute the Board and any new directors elected or nominated by at least two-thirds of the directors who were either directors at the beginning of the two-year period or were so elected or nominated, cease for any reason to constitute at least a majority of the Board, or (iii) our stockholders approve the sale of all or substantially all of our assets or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in (i) or (ii) above. A substantially similar change-in-control definition is used under our equity plans, the Supplemental Plan, the Performance Unit Program and the Age 62 Plan.

- A "Termination" means either (i) a termination of employment by us for any reason other than death, physical or mental incapacity or "cause" (defined as gross misconduct or willful and material breach of the change-in-control agreement) or (ii) resignation upon the occurrence of (1) a material change in the nature or scope of the individual's authorities, powers, functions or duties, (2) a reduction in total compensation, (3) any relocation of the individual's principal place of employment more than 35 miles from his or her location prior to the Change in Control, (4) a breach of the change-in-control agreement by us or (5) a good faith determination by the individual that as a result of the Change in Control, his or her position is materially affected.

Payments upon Double Trigger

Under the change-in-control agreements, each named executive officer subject to Termination within 24 months after a Change in Control is entitled to receive:

- Severance – two-times salary, bonus and annual cash incentive. A lump sum severance payment equal to salary, bonus and annual cash incentive compensation payments for a 24-month period on the basis of a salary rate not less than his annual salary prior to the termination, or if greater, the salary at the time of the Change in Control and the bonus and annual cash incentive payment prior to termination or, if greater, the bonus and annual cash incentive payment prior to the Change in Control. The severance payment would be made in a lump sum not more than seven days after the date of termination.

- No new excise tax gross-up payments. Our change-in-control agreements entered into prior to 2008 provide that the named executive officer would be eligible to receive an excise tax "gross-up" payment as defined in Sections 280G and 4999 of the Internal Revenue Code, relating to so-called "excess parachute payments." However, our change-in-control agreements entered into after 2008 do not contain excise tax gross-ups, and it is our policy not to enter into new change-in-control agreements that contain excise tax gross-ups, or amend existing change-in-control agreements without removing these provisions.

- Participation in benefit plans. The change-in-control agreements also provide for continued participation in welfare benefit plans, including medical, dental, life and disability insurance, on the same basis and at the same cost as prior to the Termination, for the shorter of a two-year period or until the individual becomes covered by a different plan with coverage or benefits equal to or greater than the plan provided by us. The agreements also provide for the payment of any unpaid salary and a lump sum cash payment for accumulated but unused vacation.

Other Termination and Change-in-Control Payments

The table below shows potential incremental payments, benefits and equity award accelerations upon termination of our named executive officers. The amounts are determined under existing agreements and plans for various termination scenarios. The amounts assume that the trigger events for all such payments occurred on December 31, 2015 and use the closing price of our common stock on that date of $40.94. The amounts in the table below do not include the amount of pension or deferred compensation our named executive officers would receive under each termination scenario because these amounts are reflected in the "*Pension Benefits"*and "*Nonqualified Deferred Compensation"* tables presented above.

- *Stock options*. Our named executive officers are eligible to exercise their stock options upon termination of employment. If they are terminated for cause they are eligible to exercise all options that are vested at the time of termination. If they voluntarily resign or are terminated without cause and such named executive officer is under the age of 55, the named executive officer may exercise all options that have vested at the time of termination. If a named executive officer is 55 years of age or older (true for all but Doug Howell), upon a voluntary resignation or termination without cause, (1) such officer immediately vests in all outstanding nonqualified stock options that were granted in 2006 or earlier and may exercise or retain such options through their original expiration date; (2) nonqualified stock options that were granted in 2013 or later are no longer subject to forfeiture if such departure from the company is at least two years from the date of grant, and such officer may exercise or retain such options in accordance with the original vesting schedule through their original expiration date; and (3) such officer may exercise or retain through their original expiration date all nonqualified stock options granted 2007 through 2012 that have vested as of the date of termination. If a named executive officer is terminated due to death or disability all options vest and they remain outstanding through their original expiration date. In the event of a change in control as defined in the relevant equity plan, all options vest immediately and may be exercised through their original expiration date.

- *Restricted stock awards*. All of our named executive officers currently have outstanding restricted stock unit awards. To vest in these awards the named executive officer must be employed by us when the units vest. If a named executive officer is 55 years of age or older (true for all but Doug Howell), upon a voluntary resignation or termination without cause, restricted stock units awarded in 2013 or later are no longer subject to forfeiture if such departure from the company is at least two years from the date of grant, although vesting and distribution will still occur in accordance with the original schedule. If there is a change in control as defined in the relevant equity plan the awards immediately vest. If the named executive officer is terminated because of death or disability the awards immediately vest.

- *PUP / PSU awards*. All of our named executive officers have outstanding performance units under our Performance Unit Program (PUP) and Performance Share Unit awards under the LTIP (PSUs). To receive payment under the PUP, the named executive officer must be employed by us at the time the units vest, except that the units vest and become immediately payable upon a change in control as defined in the plan. To vest in the PSUs, the named executive officer must be employed by us with the PSUs vest. If a named executive officer is 55 years of age or older (true for all but Doug Howell), upon a voluntary resignation or termination without cause, the earned portion of PUP awards and PSUs awarded in 2013 or later are no longer subject to forfeiture if such departure from the company is at least two years from the date of grant, although vesting and distribution will still occur in accordance with the original schedule.

- *Age 62 Plan*. All of our named executive officers participate in the Age 62 Plan. Amounts in this plan vest on the earliest to occur of (1) the date the participant turns 62 (or the one-year anniversary of the date of grant for participants over 61), (2) death, (3) termination of employment because of disability, (4) termination in a manner that grants the person severance pay under our Severance Plan (filed as an exhibit to our Exchange Act filings) and (5) a change in control as defined in the plan. Accordingly, vesting would accelerate under all of the termination scenarios other than a voluntary resignation or a termination for cause.

- *Termination for Cause.* Where applicable, termination "for cause" under our plans generally means a termination of employment based upon the good faith determination of the company that one or more of the following events has occurred: (i) the participant has committed a dishonest or fraudulent act to the material detriment of the company; (ii) the participant has been convicted (or pleaded guilty or *nolo contendere*) for a crime involving moral turpitude or for any felony; (iii) material and persistent insubordination on the part of the participant; (iv) the loss by the participant, for any reason, of any license or professional registration without the company's written consent; (v) the diversion by the participant of any business or business opportunity of the company for the benefit of any party other than the company; (vi) material violation of the company's Global Standards of Business Conduct by the participant; or (vii) the participant has engaged in illegal conduct, embezzlement or fraud with respect to the assets, business or affairs of the company.

- *No Liberal Change-in-Control Definitions.* None of our plans has a "liberal" change-in-control definition (i.e., they do not provide for buyout thresholds lower than 50%, and a change in control is deemed to occur upon completion, rather than stockholder approval, of a transaction).

	Executive Benefits and Payments Upon Separation	Voluntary Resignation	Death or Disability	Termination with Cause	Termination without Cause	Change in Control	Termination without Cause or Resignation for Good Reason Following Change in Control
Pat Gallagher	Severance Pay	$ —	$ —	$ —	$1,000,000	$ —	$ 6,500,000
	Stock Options[1]	2,051,430	2,223,214	1,952,228	2,051,430	2,223,214	2,223,214
	Restricted Stock Units	208,751	579,380	—	208,751	579,380	579,380
	PSUs / PUP Awards	805,781	805,781	—	805,781	1,999,182	1,999,182
	Age 62 Plan[2]	1,402,095	2,067,233	1,402,095	2,067,233	2,067,233	2,067,233
	Benefit Plan Participation[3]	—	—	—	—	—	49,499
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	$4,468,057	$5,675,608	$3,354,323	$6,133,195	$ 6,869,009	$13,418,508
Doug Howell	Severance Pay	$ —	$ —	$ —	$ 346,154	$ —	$ 3,750,000
	Stock Options[1]	1,052,872	1,289,670	1,052,872	1,052,872	1,289,670	1,289,670
	Restricted Stock Units	—	959,907	—	—	959,907	959,907
	PSUs / PUP Awards	—	—	—	—	1,017,359	1,017,359
	Age 62 Plan	—	4,901,357	—	4,901,357	4,901,357	4,901,357
	Benefit Plan Participation[3]	—	—	—	—	—	46,829
	Excise Tax Gross-Up	—	—	—	—	2,668,649	4,438,815
	Total	$1,052,872	$7,150,934	$1,052,872	$6,300,383	$10,836,942	$16,403,937
Jim Gault	Severance Pay	$ —	$ —	$ —	$ 800,000	$ —	$ 3,600,000
	Stock Options[1]	595,123	673,732	566,803	595,123	673,732	673,732
	Restricted Stock Units	123,546	286,716	—	123,546	286,716	286,716
	PSUs / PUP Awards	333,948	333,948	—	333,948	837,510	837,510
	Age 62 Plan[2]	747,784	1,102,524	747,784	1,102,524	1,102,524	1,102,524
	Benefit Plan Participation[3]	—	—	—	—	—	58,847
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	$1,800,401	$2,396,920	$1,314,587	$2,955,141	$ 2,900,482	$ 6,559,329
Jim Durkin	Severance Pay	$ —	$ —	$ —	$ 725,000	$ —	$ 3,625,000
	Stock Options[1]	271,525	341,812	245,683	271,525	341,812	341,812
	Restricted Stock Units	112,896	257,418	—	112,896	257,418	257,418
	PSUs / PUP Awards	302,874	302,874	—	302,874	761,402	761,402
	Age 62 Plan[2]	6,017,186	6,327,584	6,017,186	6,327,584	6,327,584	6,327,584
	Benefit Plan Participation[3]	—	—	—	—	—	59,311
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	$6,704,481	$7,229,688	$6,262,869	$7,739,879	$ 7,688,216	$11,372,527
Tom Gallagher	Severance Pay	$ —	$ —	$ —	$ 700,000	$ —	$ 3,150,000
	Stock Options[1]	354,401	468,075	354,401	354,401	468,075	468,075
	Restricted Stock Units	—	299,718	—	—	299,718	299,718
	PSUs / PUP Awards	—	—	—	—	595,677	595,677
	Age 62 Plan	—	4,409,632	—	4,409,632	4,409,632	4,409,632
	Benefit Plan Participation[3]	—	—	—	—	—	53,810
	Excise Tax Gross-Up	—	—	—	—	—	2,792,549
	Total	$ 354,401	$5,177,425	$ 354,401	$5,464,033	$ 5,773,102	$12,119,461

(1) A substantial portion of the values shown represent fully vested amounts, which are disclosed above under "Outstanding Equity Awards at 2015 Fiscal Year-end."

(2) The participant has reached age 62, which means that substantially all award balances under the plan are vested.

(3) Represents the lump sum present value of two years of benefits as described above under "Participation in benefit plans."

DIRECTOR COMPENSATION

The Board sets the amount and form of director compensation based upon recommendations made by the Nominating/Governance Committee. Pat Gallagher receives no additional compensation for his service as a director. A substantial portion of each non-employee director's total annual compensation consists of equity grants, in the form of restricted stock units and/or stock options. Under our stock ownership guidelines, directors with at least five years of service are expected to own an amount of our common stock with a value equal to five times the cash portion of the annual director retainer. In 2015, the annual cash retainer was $90,000. Any shares pledged as collateral for a loan, if any, would not be considered when determining whether directors have met their stock ownership guidelines.

On June 1, 2015, each non-employee director, other than Mr. Nicoletti, was granted restricted stock units with respect to 2,600 shares of common stock, which vest on the first anniversary of the date of grant (or immediately upon a director's departure from the Board). Mr. Nicoletti, who joined our Board on January 28, 2016, was granted restricted stock units on March 1, 2016 with respect to 867 shares of common stock, subject to the same vesting conditions. Committee Chairs receive additional annual fees as follows: $20,000 for the Audit Committee, $15,000 for the Compensation Committee and $10,000 for the Nominating/Governance Committee. Directors are reimbursed for travel and accommodation expenses incurred in connection with attending Board and committee meetings.

Directors may elect to defer all or a portion of their annual cash retainer or restricted stock units under our Deferral Plan for Nonemployee Directors (Director Deferral Plan). Deferred cash retainers and restricted stock units are converted to notional stock units, which are credited with dividend equivalents when dividends are paid on our common stock. Deferred restricted stock units are distributed in the form of common stock, and deferred cash retainers and accrued dividend equivalents are distributed in cash, at a date specified by each director or upon such director's departure from the Board.

2015 Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Sherry S. Barrat	90,000	126,230	—	3,904	220,134
William L. Bax	110,000	126,230	—	3,904	240,134
D. John Coldman	90,000	189,810[4]	—	4,921	284,731
Frank E. English, Jr.	90,000	126,230	—	3,904	220,134
Elbert O. Hand	105,000	126,230	—	3,904	235,134
David S. Johnson	100,000	126,230	—	3,904	230,134
Kay W. McCurdy	90,000	126,230	—	3,904	220,134
Norman L Rosenthal	90,000	126,230	—	3,904	220,134
Total	765,000	1,073,420	—	32,249	1,870,669

(1)   This column represents the full grant date fair value of restricted stock awards granted in 2015 in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*, except that in accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to awards of restricted stock units, refer to Note 11 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2015. Each director had 2,600 unvested restricted stock units outstanding as of December 31, 2015 (except for Mr. Coldman, who had 3,975 unvested restricted stock units due to the timing of his joining the Board).

(2)   The directors did not receive stock option awards in 2015. The number of unexercised option awards (vested or unvested) outstanding as of December 31, 2015 for each director listed above was as follows: Ms. Barrat – 0; Mr. Bax – 0; Mr. Coldman – 0; Mr. English – 0; Mr. Hand – 0; Mr. Johnson – 14,063; Ms. McCurdy – 33,249; and Dr. Rosenthal – 9,375. Some of these options were previously issued under our 1989 Non-Employee Directors' Stock Option Plan, which was replaced by the 2014 Long-Term Incentive Plan.

(3)   Includes the value of dividend equivalents credited on unvested restricted stock units during 2015 for each director.

(4)   Mr. Coldman joined the Board in November 2014. His stock award value reflects a pro-rated award for the 2014-2015 term that was made in 2015.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related party transactions approval policy

We have adopted written policies and procedures for the review and approval or ratification of any "related party transaction," defined as any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees, 5% stockholders (or their immediate family members) or any entity with which any of the foregoing persons is an employee, general partner, principal or 5% stockholder, each of whom is referred to as a "related person," has a direct or indirect interest as set forth in Item 404 of Regulation S-K, as promulgated by the SEC. The policy provides that management must present to the Nominating/Governance Committee each related party transaction for the Committee's review and approval (other than related party transactions involving director and executive officer compensation matters, certain ordinary course transactions, transactions involving competitive bids or rates fixed by law, and transactions involving services as a bank depository, transfer agent or similar services). The Committee must review the relevant facts and circumstances of the transaction, including if the transaction is on terms comparable to those that could be obtained in arms'-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of our Global Standards of Business Conduct, and either approve or disapprove the related party transaction. If advance approval of a related party transaction requiring the Committee's approval is not feasible, the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chair of the Committee, subject to ratification by the Committee at its next regularly scheduled meeting. No director may participate in approval of a related party transaction for which he or she is a related party.

Related party transactions

Since the beginning of fiscal 2015, we have engaged in the following related party transactions with immediate family members of some of our executive officers, in each case on terms commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions:

- A sister of Pat Gallagher is the head of a specialty sales unit within our brokerage segment, and received total compensation of $858,614 in 2015.

- A brother-in-law of Pat Gallagher is a vice president of administration and development within our brokerage segment, and received total compensation of $723,228 in 2015.

- A son of Pat Gallagher is a regional leader within our brokerage segment, and received total compensation of $791,196 in 2015.

- A son of Pat Gallagher is a producer within our brokerage segment, and received total compensation of $400,587 in 2015.

- A son of Pat Gallagher is a producer within our brokerage segment, and received total compensation of $321,734 in 2015.

- A son of Dave McGurn (an executive officer during 2015) is a producer within our brokerage segment, and received total compensation of $139,645 in 2015.

- A brother of Jim Durkin is a divisional leader within our UK brokerage operation. He received salary, benefits and performance-based compensation of $727,174 (in addition to cost-of-living adjustments, tax gross-ups and other expenses related to working overseas totaling $547,820) in 2015.

Tom Gallagher, one of our named executive officers, is a brother of our CEO. Because of his status as a named executive officer, his compensation arrangements with us are disclosed elsewhere in this proxy statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below presents information concerning beneficial ownership of our common stock as of March 23, 2016 by: (i) each person we know to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our named executive officers, directors and director nominees; and (iii) all of our executive officers and directors as a group. The percentage calculations in this table are based on a total of 177,116,721 shares of our common stock outstanding as of the close of business on March 23, 2016. Unless otherwise indicated below, to our knowledge, the individuals and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. In addition, unless otherwise indicated, the address for all persons named below is c/o Arthur J Gallagher & Co., The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143.

Name	Shares of Common Stock[1]	Common Stock Issuable Within 60 Days — Stock Options[2]	Common Stock Issuable Within 60 Days — Restricted Stock Units[3]	Total Beneficial Ownership	Percent of Common Stock Outstanding
5% Stockholders					
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10022	16,059,292	N/A	N/A	16,059,292	9.1%
The Vanguard Group[5] 100 Vanguard Blvd. Malvern, PA 19355	12,137,246	N/A	N/A	12,137,246	6.9%
JPMorgan Chase & Co.[6] 270 Park Ave. New York, NY 10017	11,928,483	N/A	N/A	11,928,483	6.7%
NEOs, directors and nominees					
Pat Gallagher	846,545[7]	171,644	—	1,018,189	*
Doug Howell	146,981[8]	99,960	—	246,941	*
Jim Gault	199,050[9]	55,950	—	255,000	*
Jim Durkin	470,558[10]	32,904	—	503,462	*
Tom Gallagher	398,359[11]	43,480	—	441,839	*
Sherry S. Barrat	6,296	—	2,600	8,896	*
William L. Bax	35,720	—	2,600	38,320	*
D. John Coldman	962	—	2,600	3,562	*
Frank E. English, Jr.	10,550	—	2,600	13,150	*
Elbert O. Hand	26,716	—	2,600	29,316	*
David S. Johnson	43,278	9,375	2,600	55,253	*
Kay W. McCurdy	28,495	16,705	2,600	47,800	*
Ralph J. Nicoletti	—	—	867	867	*
Norman L. Rosenthal	22,075[12]	9,375	2,600	34,050	*
All directors and executive officers as a group (19 people)	**2,402,023**	**548,516**	**21,667**	**2,972,206**	**1.7%**

* Less than 1%

(1) Includes "notional stock units" held under our Supplemental Plan (see pages 26-27) for executive officers. Under this plan, some of our executive officers have deferred restricted stock units upon vesting or elected to invest other deferred amounts into a Gallagher common stock fund. These deferred notional stock units are included because the plan permits participants to elect to move in and out of the Gallagher common stock fund and, as a result, participants have investment power with respect to the underlying shares.

(2) All non-employee director stock options are immediately exercisable upon a director's departure from the Board under most circumstances, and are included because a director could depart the Board at his or her discretion and acquire rights to the underlying stock within 60 days. Stock options granted to executive officers prior to 2007 are immediately exercisable upon the departure of an executive officer that has reached the age of 55, and therefore, for these officers (Pat Gallagher, Jim Gault, Jim Durkin and Tom Gallagher), such options are included because they could depart the company at their discretion and acquire rights to the underlying stock within 60 days. Stock options granted to executive officers beginning in 2007 are forfeited upon an officer's departure, and are included only to the extent exercisable within 60 days pursuant to their vesting schedules.

(3) All non-employee director unvested restricted stock units vest immediately upon a director's departure from the Board, and are included because a director could depart the Board at his or her discretion and acquire rights to the underlying stock within 60 days.

(4) Share total obtained from a Schedule 13G filed on January 25, 2016 by BlackRock, Inc. BlackRock disclosed that it had sole voting power with respect to 15,057,992 of these shares and sole investment power with respect to the full number of shares disclosed.

(5)   Share total obtained from a Schedule 13G filed on February 10, 2016 by The Vanguard Group. Vanguard disclosed that it had sole voting power with respect to 166,839 of these shares, shared voting power with respect to 16,000 shares, sole investment power with respect to 11,959,207 shares, and shared investment power with respect to 178,039 shares.

(6)   Share total obtained from a Schedule 13G filed on January 26, 2016 by JPMorgan Chase & Co. JPMorgan disclosed that it had sole voting power with respect to 10,234,302 of these shares, shared voting power with respect to 141,161 shares, sole investment power with respect to 11,737,172 shares, and shared investment power with respect to 191,311 shares.

(7)   Includes 52,548 notional stock units (see footnote (1) above); 194,972 shares held in trust for the benefit of his children by his wife, Anne M. Gallagher, and another, as trustees, and over which he has shared voting and shared investment power; 271,552 shares held in a revocable trust of which his wife is the sole trustee and over which he has no voting or investment power; 150,000 shares held by Elm Court LLC, a limited liability company of which the voting LLC membership interests are owned by Pat Gallagher and the non-voting LLC membership interests are owned by a grantor retained annuity trust of which Pat Gallagher is the trustee; 66,703 shares held in an irrevocable trust of which he is the sole trustee; and 71,839 shares of vested phantom stock under the Age 62 Plan, over which he has no voting or investment power.

(8)   Includes 114,217 notional stock units (see footnote (1) above). Also includes 350 shares held by his wife, over which he has no voting or investment power and therefore disclaims beneficial ownership.

(9)   Includes 48,708 shares held by his wife, over which he has shared voting power; and 36,455 shares of vested phantom stock under the Age 62 Plan, over which he has no voting or investment power.

(10)   Includes 8,889 notional stock units (see footnote (1) above), and 165,190 shares of vested phantom stock under the Age 62 Plan, over which he has no voting or investment power.

(11)   Includes 71,535 shares held in a grantor retained annuity trust of which he is the sole beneficiary; 55,280 shares held in trusts for the benefit of his children, of which his wife is the sole trustee, and over which he has no voting or investment power and disclaims beneficial ownership; 31,671 shares held by his wife, over which he has no voting or investment power; and 66,709 shares held in an irrevocable trust of which he is the sole trustee.

(12)   Includes 2,500 shares held in a joint brokerage account with Caryl G. Rosenthal and 2,000 shares held in a joint brokerage account with Marisa F. Rosenthal. Dr. Rosenthal has shared voting and investment power with respect to these shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Our executive officers, directors and 10% stockholders are required under the Exchange Act to file reports of ownership and changes in ownership with the SEC and the NYSE. Copies of these reports must also be furnished to us. Based on a review of copies of Forms 3, 4 and 5 furnished to us or filed with the SEC, or written representations that no additional reports were required, we believe that our executive officers, directors and 10% stockholders timely filed all reports required by Section 16(a) of the Exchange Act.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2015, regarding the number of shares of our common stock that may be issued under our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	9,697,178[1]	$39.24[2]	15,119,607[3]
Equity compensation plans not approved by security holders[4]	35,495[5]	—	—
Total	9,732,673	39.24[2]	15,119,607

(1)   This amount includes the following:

- 8,273,801 shares that may be issued in connection with outstanding stock options;

- 100,401 shares that may be issued in connection with earned performance share units; and

- 1,322,976 unvested restricted stock units.

(2)   Indicates the weighted average exercise price of the outstanding stock options included in column (a).

(3)   This amount includes the following:

- 7,186,985 shares available under the 2014 Long-Term Incentive Plan; and

- 7,932,622 shares available under our Employee Stock Purchase Plan.

(4) Set forth below are equity compensation plans not approved by stockholders, under which we have outstanding awards:

- *The Restricted Stock Plan*. All of our directors, officers and employees were eligible to receive awards under the plan, which provided for the grant of contingent rights to receive shares of our common stock. Awards under the plan were granted at the discretion of the Compensation Committee. Each award granted under the plan represents the right of the holder of the award to receive shares of our common stock, cash or a combination of shares and cash, subject to the holder's continued employment with us for a period of time after the grant date of the award. The Compensation Committee determined each recipient of an award under the plan, the number of shares of common stock subject to such an award and the period of continued employment required for the vesting of such award. The last year we made awards under this plan was 2009.

- *The Wesfarmers Inducement Award Plan*. In connection with the closing of our acquisition of Crombie/OAMPS in 2014, the Compensation Committee approved this plan so that we could grant one-time employment inducement awards of restricted stock units to three employees of the acquired businesses under NYSE Rule 303A.08. The Compensation Committee determined the amount of each award, along with vesting and other terms.

(5) This amount includes the following:

- 13,000 unvested restricted stock units under the Restricted Stock Plan; and

- 22,495 unvested restricted stock units under the Wesfarmers Inducement Award Plan.

AUDIT COMMITTEE REPORT

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of our financial statements, risk assessment and risk management, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, Ernst & Young LLP, and the performance of our internal audit function and independent registered public accounting firm. The Audit Committee manages our relationship with, and is responsible for the appointment, retention, termination and compensation of, Ernst & Young LLP. Ernst & Young LLP was our independent registered public accounting firm at the time of our initial public offering in 1984 and has continued in that role since. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as our independent registered public accounting firm is in the best interests of the company and its investors.

Our management is responsible for the preparation, presentation and integrity of our consolidated financial statements, our accounting and financial reporting principles, and internal controls designed to assure compliance with accounting standards and applicable laws and regulations. Ernst & Young LLP is responsible for auditing our consolidated financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of our internal controls over financial reporting. The Audit Committee monitors our financial reporting process and reports its findings to the Board.

The Audit Committee carried out its duties and responsibilities, including the following specific actions:

- Reviewed and discussed with management and Ernst & Young LLP our audited consolidated financial statements as of and for the fiscal year ended December 31, 2015 and our internal control over financial reporting as of December 31, 2015;

- Reviewed and discussed with Ernst & Young LLP all matters required to be discussed by the standards of the Public Company Accounting Oversight Board (PCAOB), including those described in Auditing Standard No. 16, *Communications with Audit Committees*; and

- Obtained the written disclosures and letter from Ernst & Young LLP regarding its communications with the Audit Committee concerning Ernst & Young LLP's independence as required by the applicable requirements of the PCAOB, including the requirements under PCAOB Rule 3526, and discussed with Ernst & Young LLP its independence.

Based on these reviews and discussions with management and Ernst & Young LLP, the Audit Committee recommended to the Board that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, for filing with the SEC.

AUDIT COMMITTEE

William L. Bax (*Chair*)
D. John Coldman
Frank E. English, Jr.
Ralph J. Nicoletti
Norman L. Rosenthal

PROPOSALS REQUIRING A STOCKHOLDER VOTE

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Upon the recommendation of the Nominating/Governance Committee, the Board has nominated each of the ten individuals listed under “Board of Directors” beginning on page 4. Each of the nominees currently serves on the Board and has consented to serve for a new term if elected.

THE BOARD RECOMMENDS THAT YOU VOTE **FOR**
THE ELECTION OF EACH OF THE DIRECTOR NOMINEES

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

(Item 2 on the Proxy Card)

The Audit Committee has considered the qualifications of Ernst & Young LLP and has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016. As a matter of good governance, the Board wishes to obtain stockholders’ ratification of the Audit Committee’s action in such appointment. A resolution ratifying the appointment will be offered at the Annual Meeting. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will consider the outcome of this vote in its future deliberations regarding the selection of our independent registered public accounting firm.

Principal Accountant Fees and Services

The following is a summary of Ernst & Young LLP’s fees for professional services rendered to us for the fiscal years ended December 31, 2015 and 2014:

	2015	2014
Audit Fees	$ 4,904,000	$ 5,252,000
Audit-Related Fees	1,056,000	1,644,000
Tax Fees	4,617,000	5,031,000
All Other Fees	17,000	5,000
Totals	$10,594,000	$11,932,000

Fees for audit services include fees associated with the annual audit of our company and our subsidiaries and the effectiveness of internal control over financial reporting, the review of our quarterly reports on Form 10-Q and annual report on Form 10-K, and statutory audits required internationally. These fees were lower in 2015 due in part to the higher level of audit activity in 2014 related to newly acquired entities outside the United States. Audit-related fees principally include due diligence in connection with acquisitions, audits in connection with our employee benefit plans, issuance of service auditor reports (SOC 1 and SOC 2) related to operations at one of our subsidiaries and advisory work related to our compliance with foreign statutory requirements. Audit-related fees were lower in 2015 due in part to the greater amount of due diligence performed in 2014 in connection with our international acquisitions. Tax fees include tax compliance, tax advice and tax planning related to Federal, state and international tax matters, and were lower in 2015 due in part to the greater amount of international tax planning work required in 2014 because of our international acquisitions. All other fees principally include fees for access to an online accounting and tax information database.

All audit services, audit-related services, tax services and other services for fiscal years 2015 and 2014 were pre-approved by the Audit Committee. It is the policy of the Audit Committee to pre-approve the engagement of Ernst & Young LLP before we engage such firm to render audit or other permitted non-audit services. The Audit Committee has adopted procedures for pre-approving all audit and permitted non-audit services provided by Ernst & Young LLP. The Audit Committee annually pre-approves a list of specific services and categories of services, subject to a specified cost level. Part of this approval process includes making a determination as to whether permitted non-audit services are consistent with the SEC’s rules on auditor independence. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for the types of services that Ernst & Young LLP has historically been retained to perform related to integrated audit and other recurring services, subject to reporting any such approvals at the next Audit Committee meeting.

A representative of Ernst & Young LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if the representative so desires.

THE BOARD AND AUDIT COMMITTEE RECOMMEND THAT YOU VOTE **FOR**
RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2016

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

(Item 3 on the Proxy Card)

Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation of our named executive officers, as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers. Our stockholders are given the opportunity to vote, on a non-binding, advisory basis, on say-on-pay proposals annually, with the next opportunity to vote on such a proposal being the 2016 Annual Meeting of Stockholders. The next vote on the frequency of the say-on-pay vote is scheduled to be held next year at the 2017 Annual Meeting of Stockholders.

Compensation Program

We believe that our compensation program for named executive officers is structured in the best manner possible to support our company and business objectives, as well as to support our culture and traditions developed over the past 80-plus years. We believe our program strikes the appropriate balance between using responsible, measured pay practices and effectively motivating our executives to dedicate themselves fully to value creation for our stockholders. Evidence of this balance includes the following:

- We link annual cash incentives with company and business unit performance and achievement of individual performance objectives. Annual cash incentives are targeted at 150% of base salary for our CEO and 100% of base salary for our other named executive officers. Annual cash incentive awards may not exceed 150% of a named executive officer's target award in any year (225% of base salary for our CEO and 150% of base salary for our other NEOs).

- More than half of the total compensation of our named executive officers is provided through incentive plans or in accordance with performance goals approved by stockholders.

- Performance share unit awards are earned based on our financial performance during the year of grant, and final payouts are in the form of shares of our common stock.

- We do not have employment agreements or guaranteed bonuses with any of our named executive officers.

- Our named executive officers receive minimal perquisites and no related tax gross ups.

- Our change-in-control agreements contain a "double trigger." While our change-in-control agreements prior to 2008 do provide excise tax gross ups, we eliminated this practice beginning in 2008. In addition, we adopted a policy that we will not amend any existing agreements without removing the excise tax gross-up.

- We prohibit hedging and strongly discourage pledging of company stock by directors and executive officers.

- We closely monitor the compensation programs and pay levels of executives from companies of similar size and complexity as a market check to ensure that our compensation program is consistent with prevailing market practices.

- We have a "clawback" policy under which named executive officers may be required to return incentive compensation payments if our financial statements are restated.

Fiscal 2015 Compensation

In 2015, we had strong revenue and EBITAC performance, achieving year-over-year revenue growth of 13.2% (to $4.1 billion) and EBITAC[5] growth of 14.1% (to $786.6 million).

We also had strong financial performance on other measures. We achieved organic revenue growth[5] of 5.1% in our combined brokerage and risk management segments and improved adjusted EBITDAC margin[6] in these combined segments by nearly one percentage point, to 24.5%. We experienced excellent results with our strategy of acquiring smaller firms in attractive geographies and market niches. During the year, we completed 44 acquisitions with total annualized revenues of approximately $231 million.

These results carried forward our strong performance in prior years. Over the past three years, we increased revenue and EBITAC by compound annual growth rates of 19.1% and 22.3%, respectively, and over the same period expanded our adjusted EBITDAC margin from 21.1% to 24.5%.

Based on this excellent performance, as described in more detail in our Compensation Discussion and Analysis beginning on page 10, the Compensation Committee approved the following compensation actions for 2015:

- *Annual Cash Incentive Compensation Payments.* As a result of company and business unit financial performance and achievement of individual performance objectives, performance-based cash incentive payments for the named executive officers

---

[5] Reconciliations of non-GAAP measures to the most closely comparable GAAP measures are presented in Exhibit A to this proxy statement.

were paid at maximum levels for Pat Gallagher, Doug Howell and Jim Durkin. Jim Gault and Tom Gallagher received performance-based cash incentive payments at 100% and 50% of their target levels, respectively. Jim Gault and Tom Gallagher also received discretionary bonuses based on their individual performance and contributions in responding to a challenging year for our U.K. brokerage operations. See "Annual Cash Incentive Compensation of our Other Named Executive Officers" and "Discretionary Bonuses" above (beginning on pages 17 and 19) for more information regarding these awards.

- *Performance Share Units.* 95.7% of the performance share units provisionally awarded in 2015 were earned based on 2015 results, reflecting our strong performance during the year.

Pay for Performance

Over the past three years, our total shareholder return was 30.1%, while Pat Gallagher's compensation increased by 21.7%. The Compensation Committee believes Pat Gallagher's compensation is appropriately aligned with our long-term total return to stockholders. The Committee also believes that compensation for all of our named executive officers is reasonable, based on company performance, and conservative in relation to named executive officer compensation at peer companies in our comparison groups. See pages 14-15 for more information.

We encourage you to read our Compensation Discussion and Analysis beginning on page 10 and our Executive Compensation tables beginning on page 22.

Recommendation

The Board strongly endorses our compensation program for named executive officers and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the compensation of the named executive officers of Arthur J. Gallagher & Co., as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative in this proxy statement, is hereby APPROVED.

THE BOARD RECOMMENDS THAT YOU VOTE **FOR**
THE ADVISORY RESOLUTION APPROVING THE COMPENSATION OF
OUR NAMED EXECUTIVE OFFICERS AS SET FORTH IN THIS PROXY STATEMENT

RECONCILIATION OF NON-GAAP MEASURES

In this proxy statement, we provide information regarding EBITAC, adjusted EBITDAC margin, adjusted compensation expense ratio, adjusted operating expense ratio, and organic revenue measures. These measures are not in accordance with, or an alternative to, the GAAP information provided in this proxy statement. We believe that these presentations provide useful information to investors regarding financial and business trends relating to our results of operations and financial condition. Our industry peers may provide similar supplemental non-GAAP information related to organic revenues and EBITDAC, although they may not use the same or comparable terminology and may not make identical adjustments. The non-GAAP information we provide should be used in addition to, but not as a substitute for, the GAAP information provided in this proxy statement. Certain reclassifications have been made to the prior year amounts in order to conform them to the current year presentation.

Adjusted presentation - We believe that the adjusted financial information presented herein provides stockholders and other interested persons with useful information regarding certain financial metrics that may assist such persons in analyzing our operating results as they develop a future earnings outlook for us. The after-tax amounts related to the adjustments were computed using the normalized effective tax rate for each respective period.

- **Adjusted revenues and expenses** - We define these measures as revenues, compensation expense and operating expense, respectively, each adjusted to exclude net gains realized from sales of books of business, acquisition integration costs, claim portfolio transfer and South Australia ramp up fees/costs, New South Wales client run-off costs, workforce related charges, lease termination related charges, acquisition related adjustments and the impact of foreign currency translation, as applicable. Integration costs include costs related to transactions not expected to occur on an ongoing basis in the future once we fully assimilate the applicable acquisition. These costs are typically associated with redundant workforce, extra lease space, duplicate services and external costs incurred to assimilate the acquisition with our IT related systems.

- **Adjusted ratios** - Adjusted compensation expense ratio and adjusted operating expense ratio are defined as adjusted compensation expense and adjusted operating expense, respectively, each divided by adjusted revenues.

Earnings Measures - We believe that EBITAC and adjusted EBITDAC margin each provide a meaningful representation of our operating performance. We consider EBITAC as a way to measure financial performance on an ongoing basis. Adjusted EBITDAC margin is presented to improve the comparability of our results between periods by eliminating the impact of items that have a high degree of variability.

- **EBITAC** - We define this measure as net earnings before interest, income taxes, amortization and the change in estimated acquisition earnout payables.

- **EBITDAC** - We define this measure as net earnings before interest, income taxes, depreciation, amortization and the change in estimated acquisition earnout payables.

- **Adjusted EBITDAC** - We define this measure as EBITDAC adjusted to exclude net gains realized from sales of books of business, acquisition integration costs, workforce related charges, lease termination related charges, claim portfolio transfer and South Australia ramp up fees/costs, New South Wales client run-off costs, acquisition related adjustments and the period-over-period impact of foreign currency translation, as applicable.

- **Adjusted EBITDAC margin** - We define this measure as adjusted EBITDAC divided by total adjusted revenues (see table below).

Organic Revenues - For the Brokerage segment, organic change in base commission and fee revenues excludes the first twelve months of net commission and fee revenues generated from acquisitions accounted for as purchases and the net commission and fee revenues related to operations disposed of in each year presented. These commissions and fees are excluded from organic revenues in order to help interested persons analyze the revenue growth associated with the operations that were a part of our business in both the current and prior year. In addition, change in organic growth excludes the impact of foreign currency translation. The amounts excluded with respect to foreign currency translation are calculated by applying current year foreign exchange rates to the same prior year periods. For the Risk Management segment, organic change in fee revenues excludes the first twelve months of fee revenues generated from acquisitions accounted for as purchases and the fee revenues related to operations disposed of in each year presented. In addition, change in organic growth excludes the impact of fees from acquisitions, South Australia ramp-up fees, New Zealand earthquake claims administration and the period-over-period impact of foreign currency translation to improve the comparability of our results between periods by eliminating the impact of the items that have a high degree of variability or are due to the limited-time nature of these revenue sources.

These revenue items are excluded from organic revenues in order to determine a comparable measurement of revenue growth that is associated with the revenue sources that are expected to continue in the current fiscal year and beyond. We have historically viewed organic revenue growth as an important indicator when assessing and evaluating the performance of our brokerage and risk management segments.

All figures are unaudited and in millions except percentages

EBITAC

Brokerage and Risk Management	2015	2014	2013	2012	2011
Earnings from continuing operations	$325.3	$305.9	$253.2	$199.4	$173.5
Provision for income taxes	180.4	176.3	150.1	128.9	107.7
Amortization	240.3	189.5	125.2	99.0	79.3
Change in estimated acquisition earnout payables	40.6	17.5	1.7	3.4	(6.2)
EBITAC	**$786.6**	**$689.2**	**$530.2**	**$430.7**	**$354.3**
EBITAC growth	14.1%	30.0%	23.1%	21.6%	6.4%

EBITDAC

EBITDAC – Brokerage	2015	2014
Net earnings	$268.1	$263.8
Provision for income taxes	145.3	151.0
Depreciation	54.4	44.4
Amortization	237.3	186.3
Change in estimated acquisition earnout payables	41.1	17.6
EBITDAC	**$746.2**	**$663.1**

EBITDAC – Risk Management	2015	2014
Net earnings	$ 57.2	$ 42.1
Provision for income taxes	35.1	25.3
Depreciation	24.3	21.2
Amortization	3.0	3.2
Change in estimated acquisition estimated payables	(0.5)	(0.1)
EBITDAC	**$119.1**	**$ 91.7**

EBITDAC – Brokerage and Risk Management	2015	2014
Net earnings	$325.3	$305.9
Provision for income taxes	180.4	176.3
Depreciation	78.7	65.6
Amortization	240.3	189.5
Change in estimated acquisition estimated payables	40.6	17.5
EBITDAC	**$865.3**	**$754.8**

ADJUSTED EBITDAC MARGIN AND ADJUSTED REVENUES

ADJUSTED EBITDAC	2015	2014
Brokerage – EBITDAC	$ 746.2	$ 663.1
Gains on book sales	(6.7)	(7.3)
Acquisition integration	100.9	67.1
Workforce and lease termination	23.0	7.8
Acquisition related adjustments	3.4	1.1
Levelized foreign currency translation	—	(22.3)
Brokerage – Adjusted EBITDAC	**$ 866.8**	**$ 709.5**
Risk Management – EBITDAC	$ 119.1	$ 91.7
Client run-off/bankruptcy	4.0	12.9
Workforce and lease termination	2.9	1.0
Claim portfolio transfer ramp up	—	6.4
Levelized foreign currency translation	—	(5.4)
Risk Management – Adjusted EBITDAC	**126.0**	**106.6**
Brokerage and Risk Management – Adjusted EBITDAC	**$ 992.8**	**$ 816.1**
Brokerage and Risk Management – Adjusted EBITDAC Margin	**24.5%**	**23.6%**

ADJUSTED REVENUES	2015	2014
Brokerage – Reported Revenues	$3,324.0	$2,896.3
Gains on book sales	(6.7)	(7.3)
Levelized foreign currency translation	—	(94.0)
Brokerage – Adjusted Revenues	**$3,317.3**	**$2,795.0**
Risk Management – Reported Revenues	$ 727.1	$ 682.3
Client run-off/bankruptcy	1.0	—
Claim portfolio transfer and South Australia ramp up	—	—
Levelized foreign currency translation	—	(21.9)
Risk Management – Adjusted Revenues	**$ 728.1**	**$ 660.4**
Brokerage and Risk Management – Adjusted Revenues	**$4,045.4**	**$3,455.4**

ORGANIC REVENUE GROWTH

Brokerage – Organic Revenue Growth	2015	2014
Commissions and Fees		
Commission revenues as reported	$2,338.7	$2,083.0
Fee revenues as reported	705.8	577.0
Less commission and fee revenues from acquisitions	(390.6)	—
Less disposed of operations	—	(9.1)
Levelized foreign currency translation	—	(82.1)
Organic base commission and fee revenues	$2,653.9	$2,568.8
Organic change in base commission and fee revenues	3.3%	
Supplemental Commissions		
Supplemental commissions as reported	$ 125.5	$ 104.0
Less supplemental commissions from acquisitions	(9.1)	—
Levelized foreign currency translation	—	(3.5)
Organic supplemental commissions	$ 116.4	$ 100.5
Organic change in supplemental commissions	15.8%	
Contingent Commissions		
Contingent commissions as reported	$ 93.7	$ 84.7
Less contingent commissions from acquisitions	(11.6)	—
Levelized foreign currency translation	—	(1.4)
Organic contingent commissions	$ 82.1	$ 83.3
Organic change in contingent commissions	-1.4%	
Combination Calculations		
Organic change in commissions and fees and supplemental commissions	**3.6%**	

Risk Management – Organic Revenue Growth	2015	2014
Fees	$ 710.9	$ 662.6
International performance bonus fees	15.6	18.7
Fees as reported	726.5	681.3
Less fees from acquisitions	(3.9)	—
Less client run-off	(17.5)	(25.8)
Levelized foreign currency translation	—	(21.8)
Organic fees	$ 705.1	$ 633.7
Organic change in fees	**11.3%**	

Combined Brokerage and Risk Management – Organic Revenue Growth	2015	2014
Combined organic commissions and fees	$3,557.5	$3,386.3
Organic change in commissions and fees	**5.1%**	

ADJUSTED COMPENSATION EXPENSE RATIO

Brokerage – Adjusted Compensation Expense	2015	2014
Reported compensation expense	$1,939.7	$1,703.1
Acquisition integration	(38.3)	(45.3)
Workforce and lease termination related charges	(20.0)	(7.2)
Acquisition related adjustments	(3.4)	(1.1)
Levelized foreign currency translation	—	(53.6)
Adjusted compensation expense	$1,878.0	$1,595.9
Adjusted revenues	$3,317.3	$2,795.0
Adjusted compensation expense ratio	**56.6%**	**57.1%**

Risk Management – Adjusted Compensation Expense	2015	2014
Reported compensation expense	$ 427.2	$ 414.2
Client run-off	(0.7)	(1.7)
Claim portfolio transfer ramp up costs	—	(3.6)
Workforce and lease termination related charges	(2.2)	(0.8)
Levelized foreign currency translation	—	(12.5)
Adjusted compensation expense	$ 424.3	$ 395.6
Adjusted revenues	$ 728.1	$ 660.4
Adjusted compensation expense ratio	**58.3%**	**59.9%**

Brokerage and Risk Management Combined	2015	2014
Adjusted compensation expense	$2,302.3	$1,991.5
Adjusted revenues	$4,045.4	$3,455.4
Adjusted compensation expense ratio	**56.9%**	**57.6%**

ADJUSTED OPERATING EXPENSE RATIO

Brokerage – Adjusted Operating Expense	2015	2014
Reported operating expense	$ 638.1	$ 530.1
Acquisition integration	(62.6)	(21.8)
Workforce and lease termination related charges	(3.0)	(0.6)
Levelized foreign currency translation	—	(18.1)
Adjusted operating expense	$ 572.5	$ 489.6
Adjusted revenues	$3,317.3	$2,795.0
Adjusted operating expense ratio	**17.3%**	**17.5%**

Risk Management – Adjusted Operating Expense	2015	2014
Reported operating expense	$ 180.8	$ 176.4
Client run off	(2.3)	(11.2)
Claim portfolio transfer and South Australia ramp up costs	—	(2.8)
Workforce and lease termination related charges	(0.7)	(0.2)
Levelized foreign currency translation	—	(4.0)
Adjusted operating expense	$ 177.8	$ 158.2
Adjusted revenues	$ 728.1	$ 660.4
Adjusted operating expense ratio	**24.4%**	**24.0%**

Brokerage and Risk Management Combined	2015	2014
Adjusted compensation expense	$ 750.3	$ 647.8
Adjusted revenues	$4,045.4	$3,455.4
Adjusted compensation expense ratio	**18.5%**	**18.7%**